Exhibit 99.2

ANNUAL REPORT

For The Year Ended December 31, 2020

2020

SANDSTORM

GOLD ROYALTIES

A **BRIGHTER WAY** TO INVEST IN GOLD

20 20 ANNUAL REPORT For The Year Ended December 31, 2020 A BRIGHTER WAY TO INVEST IN GOLD

CORPORATE & SHAREHOLDER INFORMATION Stock Exchange Listings Toronto Stock Exchange TSX: SSL New York Stock Exchange NYSE: SAND Auditors PricewaterhouseCoopers LLP PricewaterhouseCoopers Place Suite 1400, 250 Howe Street Vancouver, British Columbia V6C 3S7 T 604 806 7000 F 604 806 7806 Corporate Offices Vancouver Head Office Suite 1400, 400 Burrard Street Vancouver, British Columbia V6C 3A6 T 604 689 0234 F 604 689 7317 info@sandstormgold.com www.sandstormgold.com Transfer Agent Computershare Investor Services 2nd Floor, 510 Burrard Street Vancouver, British Columbia V6C 3B9 Board of Directors Andrew T. Swarthout David Awram David E. De Witt John P. A. Budreski Mary L. Little Nolan Watson Vera Kobalia Toronto Office Suite 1110, 8 King Street Toronto, Ontario M5C 1B5 T 604 661 9400 T 416 238 1152 Corporate Secretary Christine Gregory

SECTION 01

Corporate Profile **04**
Message to Our Shareholders 04
Management Team 12
Board of Directors 13

SECTION 02

Management's Discussion & Analysis **17**
Company Highlights 18
Overview and Outlook 20
Key Producing Assets 21
Other Producing Assets 27
Development Assets 28
Summary of Annual Results 33
Summary of Quarterly Results 36
Quarterly Commentary 39

SECTION 03

Consolidated Financial Statements **69**
Financial Position 70
Income (Loss) 71
Comprehensive Income (Loss) 72
Cash Flow 73
Changes in Equity 74
Notes to the Consolidated Financial Statements 75

SECTION 01 SECTION 02 Corporate Profile Message to Our Shareholders Management Team Board of Directors 04 04 12 13 Management's Discussion & Analysis Company Highlights Overview and Outlook Key Producing Assets Other Producing Assets Development Assets Summary of Annual Results Summary of Quarterly Results Quarterly Commentary 17 18 20 21 27 28 33 36 39 SECTION 03 Consolidated Financial Statements Financial Position Income (Loss) Comprehensive Income (Loss) Cash Flow Changes in Equity Notes to the Consolidated Financial Statements 69 70 71 72 73 74 75

SECTION 01 Company Profile 2020 Q4 Company Message to Our Shareholders Profile For several years now, I’ve shared my concern about the growing national debt levels held within the world’s major economies. When a country or individual is over-leveraged, it cripples any ability to deal with an unexpected crisis. This has never been truer than in 2020. The extraordinary challenges that the global community faced over the last 12 months have compounded the world’s debt crisis. With interest rates hovering around zero (or lower) for the foreseeable future, gov-ernments have few options to service their debt levels that are now growing exponentially. In light of these precarious economic con-ditions, the gold market has responded as you might expect. As levels of uncertainty set in and the threat of higher inflation became apparent, investors flocked to traditional safe-haven assets. The price of gold hit an all-time high in the summer and closed the year up 25%1. And while I am grateful there is an end in sight for the pandemic, I believe the economic damage will last far longer. As debt levels contin-ue to balloon and world governments struggle to cope, gold will become more relevant than ever as a store of value. Nolan Watson President and CEO 04 1 S&P Capital IQ: Return on COMEX Gold Price between Dec 31,2019–Dec 31, 2020 SECTION 01

Q4 2020 Company Profile SECTION 01 At Sandstorm, the challenges faced this year highlighted the strengths of the royalty business model. During the year, Sand-storm sold 52,176 gold equivalent ounces, resulting in record revenue of $93 million in 2020. While there were some delays in expected production due to temporary shutdowns midway through the year, mining companies in our portfolio proved resilient and adapted quickly to get their operations back up and running. All of our producing mines were back online by the end of June, and thanks to the nature of the royalty model, Sandstorm shareholders were sheltered from any unexpected operational costs incurred during the downtime. Sandstorm received full quarterly production in the fourth quarter, and we have no reason to expect further delays or shutdowns due to the pandemic in 2021. $93M RECORD ANNUAL REVENUE GOVERNMENT DEBT OF G7 COUNTRIES (USD Billions) $54 Trillion $60,000 $50,000 $40,000 $30,000 $20,000 $10,000 $0 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 ‘19 ‘20 Source: International Monetary Fund, World Economic Outlook Database, October 2020. All figures are historical expect for the 2020 year. Absolute Gross Government Debt calculated in national currency and converted to USD. Historical foreign exchange rates as of December 31 of corresponding year. 05

2020 Q4 SECTION 01 Company Profile We were also able to take advantage of the mar-ket volatility earlier in the year by utilizing our Normal Course Issuer Bid. Sandstorm bought back approximately 4.6 million shares at an average cost of US$5.12 per share. Sandstorm’s share price averaged US$7.81 over the course of 2020, so we see this as an intelligent and accretive use of capital. An active gold market has made more capital available to the mining industry in 2020. The total amount of financing in the industry was a ABOVE record $129 billion , up 25% compared to 2019. 2 Aerial view of Aurizona gold mine. Source: Equinox Gold With this influx of cash, we’re seeing more ex-ploration work completed on several projects. In Sandstorm’s portfolio, over 60% of projects have active work programs. ACTIVE WORK PROGRAMS IN ROYALTY PORTFOLIO One of the highlights in Sandstorm’s portfolio was the exploration success at the Aurizona mine. The operator, Equinox Gold, has focused on exploration programs at Aurizona after commis-sioning a new mill and commencing commercial production at the mine in 2019. Equinox Gold released a Preliminary Economic Assessment for the potential development of an underground mine that may operate concurrently with the 06 2 Scotia Bank analysis EXPLORATION 36% ADVANCED EXPLORATION 68% DEVELOPMENT 67% PRODUCTION 67%

Q4 2020 Company Profile SECTION 01 RIGHT A hauling truck near the ROM stockpiles at Aurizona. Source: Equinox Gold existing open-pit mine, delivering an additional 740,500 ounces of gold. In addition, Equinox announced a Maiden Mineral Resource on the Tatajuba deposit and continues to explore deposits not included in the existing mine plan. Aurizona was one of the first deals that Sandstorm ever completed over 10 years ago. Now in its second term of production, we’re seeing the project’s incredible exploration potential realized and its mine life extended. 20% EXPANSION OF THE FRUTA DEL NORTE MINE AND MILL THROUGHPUT Another project that had significant expansion news in 2020 is the Fruta del Norte mine. Less than a year after reaching commercial production, Lundin Gold announced a plan to expand mine and mill throughput by 20%, expected to be completed by the end of 2021. As a result of a change in mining method, Lundin Gold also increased Mineral Reserves by 8% at Fruta del Norte. Sandstorm purchased a 0.9% NSR royalty on the precious metals produced at this Ecuadorian project in January 2019. We’re pleased with the speed at which Lundin Gold has expanded production capabilities at the mine and increased guidance. 2021 guidance at Fruta del Norte is estimated between 380,000 to 420,000 gold ounces, and updates to the life of mine plan provides for a total of 4.8 million 07

2020 Q4 SECTION 01 Company Profile 480 km2 ounces of gold production over a 14 year mine life. Average annual gold production is expected to increase from 325,000 to 340,000 ounces per year over the life of the mine. Lundin Gold also announced several drill programs at Fruta, which we expect to further materialize the upside we see at this large project. Endeavour’s Houndé gold mine in Burkina Faso is another exploration upside success story. Sandstorm acquired a 2.0% NSR royalty on the Houndé mine in late 2017 for $45 million. At the time, Houndé had just reached commercial production with an initial 10 year mine life based on Mineral Reserves of 2.1 million gold ounces. In the last three years, Endeavour has invested over $53 million into exploration at the mine and SANDSTORM'S ROYALTY CLAIM ON THE HOUNDÉ MINE LEFT Aerial view of the Houndé plant and tailings facility at Vindaloo. Source: Endeavour Mining 08

Q4 2020 Company Profile SECTION 01 HOUNDÉ CLAIM MAP N Sandstorm Royalty Deposits Plant Dohoun Kari West Kari Pump Kari Center Vindaloo 10 km completed over 430,000 metres of drilling. Production has exceeded initial expectations, with the mine producing over 730,000 ounces of gold since 2018. With recent discoveries at the Kari area, which is partially covered by Sandstorm’s royalty, the Houndé operation is now estimated to produce another 2.3 million ounces of gold over the next 10 years. Exploration work should continue over the coming years on numerous targets in the Kari area, and we’re optimistic that we’ll see more material growth at this exceptional asset. As we’ve built our royalty portfolio over the last decade, we’ve made it a priority to find projects with good optionality. We look for quality projects in the hands of experienced companies that can realize exploration upside. Each year we continue to see the fruits of this labour, and we’re excited for the future advancements within Sandstorm’s portfolio, especially within the context of a strengthening gold market. Beyond our existing portfolio activity, Sandstorm’s management continues to seek new opportunities to grow the company. Earlier in the year, we announced an early warrant exercise with 09 Bou eré

2020 Q4 SECTION 01 Company Profile proceeds of approximately $50 million. Part of the proceeds were used to pay off the remaining balance on our revolving credit facility, mak-ing Sandstorm completely debt-free. The last set of warrants, which expired in November, contributed total proceeds of approximately $18 million in 2020. Sandstorm is now com-pletely warrant-free, which is a first for the company. This influx of cash, along with record cash flows from operations, has put us in the strongest capital position ever in Sandstorm’s history. By the end of 2020, Sandstorm had $114 million in cash plus an additional $300 million of available capital from our undrawn credit facility3. That’s 30% of our market capitalization in available funds to grow the company, which is the best liquidity to market cap ratio of any other large royalty and streaming company. It is a fantastic position to be in and allows us to make significant acquisitions that have the potential to fundamentally transform the company. AVAILABLE CAPITAL TO MARKET CAPITALIZATION 30% 21% 16% 9% 8% SANDSTORM OSISKO ROYAL GOLD WHEATON FRANCO-NEVADA Notes: Market Cap calculated end of day 12/31/2020; Source: Capital IQ. Available capital includes cash and cash equivalents plus undrawn/available credit facility. Available capital for OR, RGLD, WPM, FNV as of end of day 09/30/2020; Source: Company filings and corporate materials. Available capital 3 for SAND as of 12/31/2020 Source: Company filings. 10 3 Based on various assumptions including exercise of accordion feature on credit facility

Q4 2020 Company Profile SECTION 01 In 2021, our team is working harder than ever to find these transformative deals. With constantly fluctuating markets, new opportunities arise every day. Our commitment to you, our shareholders, is to thoughtfully weigh each opportunity and promise to be patient until the right transaction presents itself. During a year that has reminded us that nothing is for certain, I am grateful to lead a team that works incredibly hard to ensure Sandstorm is financially sound and has a bright future ahead. Nolan Watson President and CEO 11

2020 Q4 SECTION 01 Company Profile MANAGEMENT & TECHNICAL TEAM Nolan Watson FCPA, FCA, CFA · President and CEO Left to right David Awram B.Sc, Geologist · Sr. Executive Vice President Erfan Kazemi CPA, CA, CFA · Chief Financial Officer Tom Bruington P.E., M.Sc. · Executive Vice President, Project Evaluation George Darling P.Eng., ICD.D · Sr. Vice President, Engineering Ron Ho CPA, CA, CFA · Sr. Vice President, Finance Keith Laskowski Mining Geologist, MSc, QP · Vice President, Technical Services Livia Danila CPA, CA · Vice President, Corporate Controller Sarah Ford CPA, CA, CFA · Vice President, Financial Planning and Analysis Kim Bergen CFA · Director of Capital Markets Ian Grundy CPA, CA, CFA · Vice President, Corporate Development 12

Q4 2020 Company Profile SECTION 01 BOARD OF DIRECTORS David E. De Witt · Chairman Left to right Mary L. Little · Director John P. A. Budreski · Director Vera Kobalia · Director Andrew T. Swarthout · Director Nolan Watson · Director David Awram · Director 13

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FINANCIAL REPORTS

Q4

Annual Report

2020

SANDSTORM GOLD LTD.

DECEMBER 31ST, 2020

FINANCIAL REPORTS Q 4 Report 20 20 DECEMBER 31ST, 2020 Annual SANDSTORM GOLD LTD.

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ANNUAL 2020

Management’s Discussion
and Analysis

FOR THE year ENDED december 31, 2020

This management’s discussion and analysis (“MD&A”) for Sandstorm Gold Ltd. and its subsidiary entities (collectively “Sandstorm”, “Sandstorm Gold” or the “Company”) should be read in conjunction with the audited consolidated financial statements of Sandstorm for the year ended December 31, 2020 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information contained within this MD&A is current to February 11, 2021 and all figures are stated in U.S. dollars unless otherwise noted.

Company Highlights

RECORD OPERATING RESULTS

Despite COVID-19 related temporary suspensions, another record year in terms of revenue and cash flow

•	While some of the mines which Sandstorm received royalty revenue or gold ounces from temporarily suspended operations, all mines that were temporarily suspended have now resumed operations.

•	Record revenue for both the three months and year ended December 31, 2020 were $29.7 million and $93.0 million, respectively, compared with $24.0 million and $89.4 million for the comparable periods in 2019.

•	Attributable Gold Equivalent ounces sold[1] (as defined hereinafter), for the three months and year ended December 31, 2020 were 15,795 ounces and 52,176 ounces, respectively, compared with 16,113 ounces and 63,829 ounces for the comparable periods in 2019.

•	Record cash flows from operating activities, excluding changes in non-cash working capital[1], for both the three months and year ended December 31, 2020 were $22.5 million and $68.3 million, respectively, compared with $15.2 million and $60.7 million for the comparable periods in 2019.

•	Cost of sales, excluding depletion, for the three months and year ended December 31, 2020 were $3.9 million and $14.0 million, respectively, compared with $5.0 million and $18.3 million for the comparable periods in 2019.

•	Average cash cost[1] for the three months and year ended December 31, 2020 were $248 and $269 per Attributable Gold Equivalent ounce compared with $309 and $286 per Attributable Gold Equivalent ounce for the comparable periods in 2019.

•	Cash operating margins[1] for both the three months and year ended December 31, 2020 were $1,632 and $1,514 per Attributable Gold Equivalent ounce compared with $1,180 and $1,115 per Attributable Gold Equivalent ounce for the comparable periods in 2019.

AVAILABLE CAPITAL

Strong balance sheet with no bank debt and significant capital available for growth

•	As at December 31, 2020, Sandstorm has a strong balance sheet with over $110 million in cash and over $60 million in equity and debt investments. When combined with an undrawn revolving credit facility of $225 million, strong operating cash flows, and the sale of non-core investments, Sandstorm expects to have significant capital available to propel the Company into the next phase of growth.

•	In April 2020, the Company completed an early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant. The early warrant exercise program helped in removing an overhang of a large block of in-the-money warrants and provided $50.3 million in gross proceeds.

•	In May 2020, Sandstorm established an at-the-market program that allows the Company to issue up to $140 million worth of common shares from treasury to the public from time to time. To-date, the Company has not utilized or sold any shares under the program.

•	In 2020, the Company purchased and cancelled approximately 4.6 million of its own common shares for total consideration of $23.5 million.

OTHER

Commercial production, NYSE listing, and impairment

•	In February 2020, the Company began trading its common shares on the New York Stock Exchange.

•	In February 2020, Lundin Gold announced that it had achieved commercial production at the Fruta Del Norte gold mine. The Company has a 0.9% NSR on the precious metals produced from the mine.

•	In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon gold mine. Sandstorm has a precious metal stream on the mine.

•	As a result of adverse diamond market conditions, during the year ended December 31, 2020, the Company recorded an impairment charge of $7.9 million on the Diavik royalty.

•	Sandstorm has been recognized in this year’s TSX30 ranking as one of the top 30 performers on the Toronto Stock Exchange. The TSX30 program is a sector-agnostic ranking of the top 30 performing companies on the TSX over a three-year period, based on dividend-adjusted share price appreciation.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Overview

Sandstorm is a growth-focused company that seeks to acquire royalties and gold and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity ("Gold Equivalent" as further defined herein)1 production for the life of the mine. Sandstorm helps other companies in the resource industry grow their businesses, while acquiring attractive assets in the process. The Company is focused on acquiring Streams and royalties from mines with low production costs, significant exploration potential and strong management teams. The Company currently has 201 Streams and royalties, of which 24 of the underlying mines are producing.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Outlook

Based on the Company’s existing Streams and royalties, attributable Gold Equivalent ounces sold (individually and collectively referred to as “Attributable Gold Equivalent”) are forecasted to be between 52,000–62,000 ounces in 2021. The Company is forecasting Attributable Gold Equivalent production to be approximately 125,000 ounces in 2024.

Key Producing Assets

Yamana Silver Stream
Yamana Gold Inc.

The Company has a silver stream on Yamana Gold Inc.’s (“Yamana”) gold-silver Cerro Moro Mine, located in Santa Cruz, Argentina (the “Cerro Moro Mine” or “Cerro Moro”). Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase for ongoing per ounce cash payments equal to 30% of the spot price of silver, an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9% of the silver produced thereafter.

Based on the cumulative ounces of silver purchased to-date, the Company’s current silver entitlement is 20%.

The Cerro Moro Mine, which commenced commercial production in 2018, is located approximately 70 kilometres southwest of the coastal port city of Puerto Deseado in the Santa Cruz province of Argentina. Cerro Moro contains several high-grade epithermal gold and silver deposits, some of which will be mined via open pit and some via underground mining methods.

Chapada Copper Stream
Lundin Mining Corporation

The Company has a copper stream on Lundin Mining Corporation’s (“Lundin Mining”) open pit copper-gold Chapada mine located 270 kilometres northwest of Brasília in Goiás State, Brazil (“Chapada” or the “Chapada Mine”). Under the terms of the Lundin Mining copper stream, Sandstorm has agreed to purchase, for ongoing per pound cash payments equal to 30% of the spot price of copper, an amount of copper from the Chapada Mine equal to:

i.	4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then

ii.	3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then

iii.	1.5% of the copper produced thereafter, for the life of the mine.

Based on the cumulative pounds of copper purchased to-date, the Company’s current copper entitlement is 4.2%.

Chapada has been in production since 2007 and is a relatively low-cost South American copper-gold operation. The ore is treated through a flotation plant with processing capacity of 24 million tonnes of ore per annum. In October 2019, an updated technical report was filed which outlines production through 2050. Lundin Mining announced that processing activities had been interrupted at the Chapada Mine after the operation suffered a power outage on September 27, 2020. When the power was restored, the protection system at the operation’s main electrical substation failed, resulting in significant damage to the SAG and ball mill motors. Lundin Mining has since announced that a return to full processing capacity was achieved following the installation of the remaining repaired motor on the ball mill on December 20, 2020.

For more information, visit the Lundin Mining website at www.lundinmining.com.

Houndé Royalty
Endeavour Mining Corporation

The Company has a 2% net smelter returns royalty (“NSR”) based on the production from the Houndé gold mine located in Burkina Faso, West Africa (“Houndé” or the “Houndé Mine”) which is owned and operated by Endeavour Mining Corporation (“Endeavour”).

The royalty covers the Kari North and Kari South tenements (the “Houndé Tenements”), representing approximately 500 square kilometres of the Houndé property package. The Houndé Tenements host a Proven and Probable Mineral Reserve containing 2.1 million ounces of gold within 39.2 million tonnes of ore with an average grade of 1.7 grams per tonne gold. This Reserve is based on an economic cut-off grade of 0.5 grams per tonne gold. The Reserve Estimate is effective as of December 31, 2019 and includes the Vindaloo deposit, Kari West, stockpiles and the Bouéré deposit.

Houndé is an open pit gold mine with a 4.0 million tonne per year processing plant using a gravity circuit and a carbon-in-leach plant. Endeavour announced an updated Inclusive Resource on November 12, 2020, which includes 3.3 million ounces of Measured and Indicated Resources and 0.45 million ounces of Inferred Resources at the Vindaloo, Kari Center, Kari Gap, Kari South, Kari West, Bouéré and stockpile areas combined, all of which are included within the Houndé Tenements (based on a 0.5 grams per tonne cut-off grade). See www.endeavourmining.com for more information.

Santa Elena Gold Stream
First Majestic Silver Corp.

The Company has a Gold Stream to purchase 20% of the life of mine gold produced from First Majestic Silver Corp.’s (“First Majestic”) open pit and underground Santa Elena mine, located in Mexico (the “Santa Elena Mine”), for a per ounce cash payment equal to the lesser of $464 and the then prevailing market price of gold.

The Santa Elena Mine was successfully transitioned from an open pit heap leach operation to an underground mining and milling operation and commercial production for the 3,000 tonne per day processing plant was declared in 2014. In 2019, First Majestic installed a new high intensity grinding mill which it anticipates will improve overall metallurgical recoveries and lower energy costs compared to traditional ball milling.

Aurizona Gold Royalty
Equinox Gold Corp.

The Company has a 3%–5% sliding scale NSR on the production from Equinox Gold Corp.’s (“Equinox”) open pit Aurizona mine, located in Brazil (“Aurizona” or the “Aurizona Mine”). At gold prices less than or equal to $1,500 per ounce, the royalty is a 3% NSR. At gold prices between $1,500 and $2,000 per ounce, the royalty is a 4% NSR. At gold prices above $2,000 per ounce, the royalty is a 5% NSR. The royalty is calculated based on sales for the month and the average monthly gold price. In addition, Sandstorm holds a 2% NSR on Equinox’s greenfields exploration ground. At any time prior to the commencement of commercial production at the greenfields exploration ground, Equinox can purchase one-half of the greenfields NSR for a cash payment of $10 million.

On July 1, 2019, Equinox achieved commercial production at the Aurizona Gold Mine. A Feasibility Study on the Aurizona project, which was filed on May 13, 2020, included estimated Proven and Probable Mineral Reserves of 958,000 ounces of gold (contained in 19.8 million tonnes at 1.5 grams per tonne gold with a cut-off grade of 0.4 grams per tonne from Boa Esperanza and 0.6 grams per tonne from Piaba) with expected annual production of 130,000 ounces. The Feasibility Study also included an updated mineral resource estimate whereby the total Measured & Indicated Resources (exclusive of reserves) increased to an estimated 844,000 ounces contained in 16.0 million tonnes at 1.6 grams per tonne gold (cut-off grade of 0.6 grams per tonne for open pit and 1.0 grams per tonne for underground resources). For more information refer to www.equinoxgold.com.

In 2020, Equinox announced a positive Preliminary Economic Assessment for the development of an underground mine at Aurizona which could be operated concurrently with the existing open-pit mine and is subject to the Company’s 3%–5% sliding scale NSR. The assessment outlines total underground production of 740,500 ounces of gold over a ten-year mine life.

Fruta del Norte Royalty
Lundin Gold Inc.

The Company has a 0.9% NSR on the precious metals produced from Lundin Gold Inc.’s (“Lundin Gold”) Fruta del Norte gold project located in Ecuador (“Fruta del Norte” or “Fruta del Norte Mine”).

The royalty covers more than 644 square kilometres, including all 30 mining concessions held by Lundin Gold. The Fruta del Norte Mineral Reserve contains an estimated 5.41 million ounces of gold in 20.8 million tonnes of ore with an average grade of 8.1 grams per tonne, as of July 31, 2020, ranking it amongst the highest-grade gold projects in the world (based on cut-off grade of 3.8 grams per tonne and 4.4 grams per tonne depending on mining method).

In February 2020, Lundin Gold announced that commercial production had been achieved at the Fruta del Norte Mine. In addition, Lundin Gold is focusing on increasing the mill’s throughput by 20%, with potential for this increased throughput to become effective in 2021.

On September 14, 2020, Lundin Gold announced receipt of additional exploration permits which will allow it to commence a 6,000-metre drill program at the Barbasco target and a 3,000-metre drill program at Puenta-Princesa. Both targets are located south of Fruta del Norte within the same geological structure known as the Suarez Pull-Apart Basin and are located within the area of interest of the Company’s royalty.

Relief Canyon Gold Stream
Americas Gold and Silver Corporation

The Company has a precious metal stream on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), which is owned and operated by Americas Gold and Silver Corporation (“Americas Gold”). Under the terms of the Stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company has agreed to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon mine by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%.

In January 2021, Americas Gold announced that it had achieved commercial production at the Relief Canyon Mine. The mine is located in Nevada, USA at the southern end of the Pershing Gold and Silver Trend, which hosts other projects such as Coeur Mining Inc.’s Rochester mine.

Black Fox Gold Stream
McEwen Mining Inc.

The Company has a Gold Stream to purchase 8% of the life of mine gold produced from McEwen Mining Inc.’s (“McEwen”) open pit and underground Black Fox mine, located in Ontario, Canada (the “Black Fox Mine”), and 6.3% of the life of mine gold produced from McEwen’s Black Fox Extension, which includes a portion of McEwen’s Pike River concessions, for a per ounce cash payment equal to the lesser of $566 and the spot price of gold.

The Black Fox Mine began operating as an open pit mine in 2009 (depleted in 2015) and transitioned to underground operations in 2011. McEwen continues to invest in an exploration program which includes surface and underground drilling. For more information refer to www.mcewenmining.com.

Karma Gold Stream
Endeavour Mining Corporation

The Company has a Gold Stream which entitles it to purchase 25,000 ounces of gold over a five-year period and thereafter 1.625% of the gold produced from Endeavour’s open pit heap leach Karma gold mine located in Burkina Faso, West Africa (“Karma” or the “Karma Mine”) for ongoing per ounce cash payment equal to 20% of the spot price of gold. The Gold Stream, which on a gross basis requires Endeavour to deliver 100,000 ounces of gold over a five-year period starting March 31, 2016 and thereafter 6.5% of the equivalent gold production at the Karma Mine, is syndicated 75% and 25% between Franco-Nevada Corp. and Sandstorm, respectively. Accordingly, the syndicate’s gross Gold Stream entitlement will convert to 6.5% in the second quarter of 2021, after the conclusion of the five-year fixed delivery period.

Bracemac-McLeod Royalty
Glencore PLC

Sandstorm has a 3% NSR based on 100% of the production from the Bracemac-McLeod property located in Matagami, Quebec, Canada (“Bracemac-McLeod” or the “Bracemac-McLeod Mine”) which is owned and operated by a subsidiary of Glencore PLC (“Glencore”).

The Bracemac-McLeod Mine is a high-grade volcanogenic massive sulphide deposit located in the historic and prolific Matagami mining district of Quebec. Continuous mining and milling operations have been active in the Matagami district for over fifty years with ten previously operating mines and one other currently producing mine. The Bracemac-McLeod Mine began initial production in the second half of 2013.

Diavik Diamond Royalty
Rio Tinto PLC

The Company has a 1% gross proceeds royalty based on the production from the Diavik mine located in Lac de Gras, Northwest Territories, Canada (“Diavik” or the “Diavik Mine”) which is operated by Rio Tinto PLC (“Rio Tinto”).

The Diavik Mine is Canada’s largest diamond mine. The mine began producing diamonds in January 2003 and has since produced more than 100 million carats from three kimberlite pipes (A154 South, A154 North, and A418). In the fourth quarter of 2018, Rio Tinto announced that it had achieved commercial production at its fourth open pit diamond pipe (A21).

As a result of adverse diamond market conditions, during the year ended December 31, 2020, the Company recorded an impairment charge of $7.9 million on the Diavik royalty.

Ming Gold Stream
Rambler Metals & Mining PLC

The Company has a Gold Stream to purchase approximately 25% of the first 175,000 ounces of gold produced and 12% of the life of mine gold produced thereafter, from Rambler Metals & Mining PLC’s (“Rambler”) Ming copper-gold mine, located in Newfoundland, Canada (the “Ming Mine”). There are no ongoing per ounce payments required by Sandstorm in respect of the Ming Mine Gold Stream. In the event that the metallurgical recoveries of gold at the Ming Mine are below 85%, the percentage of gold that Sandstorm shall be entitled to purchase shall be increased proportionally. Based on 2019 metallurgical recoveries, Sandstorm’s 2020 gold purchase entitlement was adjusted to 30%.

The Ming Mine has been in operation since 2012 and continued production is expected from both the high-grade Massive Sulphide Zone and the Lower Footwall Zone. For more information refer to www.ramblermines.com.

Other Producing Assets

Gualcamayo Royalty
Mineros S.A.

The Company has a 1% NSR on the Gualcamayo gold mine (the “Gualcamayo Mine”) which is located in San Juan province, Argentina and is owned and operated by Mineros S.A. (“Mineros”). The Gualcamayo Mine is an open pit, heap leach operation. Mineros is a Latin American gold producer with operations in Argentina, Colombia, and Nicaragua.

Thunder Creek Royalty
Pan American Silver Corp.

The Company has a 1% NSR on the gold produced from the Thunder Creek and 144 properties (“Thunder Creek” or the “Thunder Creek Mine”) which are part of the Timmins West mine complex in Ontario, Canada which is owned and operated by Pan American Silver Corp. Thunder Creek is an underground mine that has been in production since 2010 and has produced more than 500,000 ounces of gold.

Mine Waste Solutions Royalty
Harmony Gold Mining Company Limited

The Company has a 1% NSR on the gold produced from Mine Waste Solutions tailings recovery operation (“MWS”) which is located near Stilfontein, South Africa, and is owned and operated by Harmony Gold Mining Company Limited (“Harmony”). MWS is a gold and uranium tailings recovery operation. The operation re-processes multiple tailings dumps in the area through three production modules, the last of which was commissioned in 2011.

HM Claim
Kirkland Lake Gold Inc.

The Company has a 2% NSR on a part of the Macassa mine complex located in Kirkland Lake, Ontario, Canada (“HM Claim”), which is owned and operated by Kirkland Lake Gold Inc. (“Kirkland Lake”). The Kirkland mining camp has been a prolific gold producer since mining began there in 1915. The HM claim is an area that hosts the easterly extension of the south mine complex and is located southeast of the #2 shaft at the Macassa mine.

Triangle Zone
Eldorado Gold Corp.

The Company has a 2% NSR on a part of the Triangle zone located within the Lamaque gold project located in Quebec, Canada (“Triangle Zone”), which is owned and operated by Eldorado Gold Corp. (“Eldorado”). The Triangle Zone is an Archean greenstone-hosted orogenic lode gold deposit and the royalty covers a portion of the Triangle Zone’s reserves and resources. Eldorado achieved commercial production in March 2019.

Emigrant Springs Royalty
Newmont Corporation

The Company has a 1.5% NSR, payable by Newmont Corporation (“Newmont”), on a portion of the Emigrant Springs gold mine (the “Emigrant Springs Mine”) which is located in the Carlin Trend in Nevada, U.S.A. The Emigrant Springs Mine is owned by Nevada Gold Mines LLC which is a joint venture owned 61.5% by Barrick Gold Corporation (“Barrick”) and 38.5% by Newmont and operated by Barrick. The Emigrant Springs Mine is an open pit, heap leach operation that has been in production since the third quarter of 2012.

Development Assets

Hod Maden
Lidya Madencilik Sanayi ve Ticaret A.S.

The Company has a 30% net profits interest and a 2% NSR on the Hod Maden gold-copper project, which is located in Artvin Province, northeastern Turkey (the “Hod Maden Project” or “Hod Maden”). The project is operated and co-owned by a Turkish partner, Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”), which owns the remaining interest in the project. Lidya is an experienced Turkish company and is also a joint venture partner with SSR Mining Inc. (previously Alacer Gold Corp) on the producing Çöpler mine in Turkey. The Hod Maden Project Preliminary Feasibility Study envisions a conventional underground mine and processing facility producing copper-gold concentrates. The results of the 2018 Preliminary Feasibility Study demonstrate an estimated Proven and Probable Mineral Reserve of 2.6 million ounces of gold and 284.4 million pounds of copper being mined over an 11 year mine life (9.12 million tonnes at 8.9 grams per tonne gold and 1.4% copper or 11.9 grams per tonne gold equivalent based on a 2.6 grams per tonne gold equivalent cut-off grade). The study projects an estimated pre-tax net present value (5% discount rate) of $1.4 billion and an internal rate of return of 60%. It is estimated that gold will be produced at an all-in sustaining cost on a co-product basis1 of $374 per ounce. For more information refer to www.sandstormgold.com.

A Feasibility Study is currently under way and, due to COVID-19 related delays, it is expected to be completed in the first half of 2021, with first production projected by the end of 2023. In conjunction with the study, a final Environmental Impact Assessment has been submitted and its approval is expected in the first half of 2021.

The 30% Hod Maden net profits interest is a key component of the Company’s portfolio, with some of the highlights including:

•	Significant Increase in Expected Future Production: Hod Maden is an anchor asset that is expected to increase the Company’s Attributable Gold Equivalent ounces to approximately 125,000 in 2024.

•	Significant Exploration Upside: The Hod Maden deposit occurs within a significant 7.0 kilometre long north-south alteration zone. The majority of the exploration drilling has been within a 1.0 kilometre strike length of this alteration zone with several exploration targets identified along strike and parallel to the identified orebody.

•	Strong Partner: Majority operator Lidya is a strong local partner with experience exploring, developing, permitting and operating projects in Turkey. Lidya is part of a large Turkish conglomerate called Çalik Holding and is currently involved in several projects in Turkey including a partnership with SSR Mining Inc. on the producing Çöpler mine.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Hugo North Extension & Heruga Gold Stream
Entrée Resources Ltd.

The Company has a Gold Stream with Entrée Resources Ltd. (“Entrée”) to purchase an amount equal to 5.62% and 4.26%, respectively, of the gold and silver produced from the Hugo North Extension and Heruga deposits located in Mongolia, (the “Hugo North Extension” and “Heruga”, respectively) for per ounce cash payments equal to the lesser of $220 per ounce of gold and $5 per ounce of silver and the then prevailing market price of gold and silver, respectively. Additionally, Sandstorm has a copper stream to purchase an amount equal to 0.42% of the copper produced from Hugo North Extension and Heruga for per pound cash payments equal to the lesser of $0.50 per pound of copper and the then prevailing market price of copper.

The Company is not required to contribute any further capital, exploration, or operating expenditures to Entrée.

The Hugo North Extension is a copper-gold porphyry deposit and Heruga is a copper-gold-molybdenum porphyry deposit. Both projects are located in the South Gobi Desert of Mongolia, approximately 570 kilometres south of the capital city of Ulaanbaatar and 80 kilometres north of the border with China. The Hugo North Extension and Heruga are part of the Oyu Tolgoi mining complex and are managed by Oyu Tolgoi LLC, a subsidiary of Turquoise Hill Resources Ltd. and the Government of Mongolia, and its project manager Rio Tinto PLC. Entrée retains a 20% interest in the Hugo North Extension and Heruga.

In 2018, Entrée released a National Instrument 43-101 Technical Report relating to its interests in the Hugo North Extension and Heruga. The report allows Entrée to discuss preliminary economics for the potential future phases of the Oyu Tolgoi mine, beyond Lift 1, including Lift 2 and Heruga. Since the release of the 2018 report, Entrée announced that, in addition to the recently completed 2020 Oyu Tolgoi Technical Report which incorporated a new mine design for Hugo North Lift 1, drilling work is underway at Panels 1 and 2. The resulting updates to geotechnical modelling and mine design review are expected to continue into 2021, but are not currently expected to delay the ramp up of either panel.

Hackett River Royalty
Glencore PLC

The Company has a 2% NSR on the Hackett River property located in Nunavut, Canada (the “Hackett River Project” or “Hackett River”) which is owned by a subsidiary of Glencore.

Hackett River is a silver-rich volcanogenic massive sulphide deposit and is one of the largest undeveloped projects of its kind. The property contains four massive sulphide bodies that occur over a 6.6 kilometre strike length. A Preliminary Economic Assessment updated in 2010 evaluated a possible large-scale open pit and underground operation, processing up to 12,000 tonnes per day. The most recent Glencore Reserves and Resources statement, effective December 31, 2019, reported 27.1 million tonnes of Indicated Resources containing 4.5% zinc and 130.0 grams per tonne silver plus 60.0 million tonnes of Inferred Resources with 4.0% zinc and

150.0 grams per tonne silver. For more information refer to www.glencore.com and the Technical Report dated July 26, 2010 under Sabina Gold & Silver Corp.’s profile on www.sedar.com.

Lobo-Marte Royalty
Kinross Gold Corporation

The Company has a 1.05% NSR on production from the Lobo-Marte project located in the Maricunga gold district of Chile (the “Lobo-Marte Project” or “Lobo-Marte”) which is owned by Kinross Gold Corporation (“Kinross”).

Kinross recently announced the results of a Pre-Feasibility Study for the Lobo-Marte Project. The study estimates a total life of mine production of approximately 4.5 million gold ounces during a 15-year mine life, which includes 12 years of mining followed by three years of residual processing. Kinross plans to commence a Feasibility Study with its scheduled completion by the end of 2021. The Feasibility Study is expected to provide the detailed engineering and project description required for permitting and submission of an Environmental Impact Assessment. For more information refer to www.kinross.com.

Agi Dagi & Kirazli Royalty
Alamos Gold Inc.

The Company has a $10 per ounce royalty based on the production from the Agi Dagi and the Kirazli gold development projects located in the Çanakkale Province of northwestern Turkey (“Agi Dagi” and “Kirazli”, respectively) which are both owned by Alamos Gold Inc. (“Alamos Gold”). The royalty is payable by Newmont and is subject to a maximum of 600,000 ounces from Agi Dagi and a maximum of 250,000 ounces from Kirazli.

A 2017 Feasibility Study on Agi Dagi and a 2017 Feasibility Study on Kirazli contemplated both projects as stand-alone open pit, heap leach operations. Under the respective studies, Agi Dagi is expected to produce an average of 177,600 ounces of gold per year over a 6-year mine life while Kirazli is expected to produce an average of 104,000 ounces of gold per year over a 5-year mine life. For more information refer to www.alamosgold.com.

Prairie Creek Royalty
NorZinc Ltd.

The Company has a 1.2% NSR on the Prairie Creek project (the “Prairie Creek Project”) located in the Northwest Territories, Canada and owned by NorZinc Ltd. (“NorZinc”). The Prairie Creek Project is a zinc, silver and lead project that is 100%-owned by NorZinc and based on a 2017 Feasibility Study has an estimated Proven and Probable Mineral Reserve of 8.1 million tonnes containing 8.6% zinc, 124.2 grams per tonne silver and 8.1% lead. For more information, refer to www.norzinc.com.

Mt. Hamilton Royalty
Waterton Precious Metals Fund II Cayman, LP

The Company has a 2.4% NSR on the Mt. Hamilton gold project (the "Mt. Hamilton Project"). The Mt. Hamilton Project is located in White Pine County, Nevada, U.S.A. and is owned by Waterton Precious Metals Fund II Cayman, LP.

Other

Under the Company’s normal course issuer bid (“NCIB”), the Company is able, until April 5, 2021, to purchase up to 17.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time. Under the Company’s previous NCIB and during the year ended December 31, 2020, the Company purchased and cancelled approximately 4.6 million common shares for $23.5 million.

In April 2020, the Company completed an early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant, resulting in an additional $50.3 million in cash. Part of the proceeds were used to pay off the Company’s revolving credit facility.

While assessing whether any indications of impairment exist for mineral interests and royalties, consideration is given to both external and internal sources of information. As a result of adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic, during the year ended December 31, 2020, the Company estimated the recoverable amount of the Diavik royalty and recorded an impairment charge of $7.9 million.

Through a series of acquisitions, spanning several years, the Company acquired 40,356,380 common shares and 1,657,317 warrants of Entrée Resources Ltd. As at December 31, 2020, this position represented approximately 22% of the common shares of Entrée on a non-diluted basis. As a result of the ownership position, the Company concluded that as of November 20, 2020, it had significant influence over Entrée and as such, the investment in associate would be accounted for under the equity method.

Summary of Annual Results

year Ended

In $000s (except for per share and per ounce amounts)	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018
Total revenue	$93,025	$89,434	$73,150
Attributable Gold Equivalent ounces sold [1]	52,176	63,829	57,646
Sales	$58,660	$63,602	$50,632
Royalty revenue	34,365	25,832	22,518
Average realized gold price per attributable ounce [1]	1,783	1,401	1,269
Average cash cost per attributable ounce [1]	269	286	278
Cash flows from operating activities	65,616	57,339	47,574
Net income	13,817	16,397	5,872
Basic income per share	0.07	0.09	0.03
Diluted income per share	0.07	0.09	0.03
Total assets	649,921	623,175	588,887
Total long-term liabilities	8,345	48,414	510

[1]	Refer to section on non-IFRS and other measures of this MD&A.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Attributable Gold Equivalent ounces sold 1 Sales & Royalty Revenue Average realized gold price per attributable ounce1 $68.3M $73.2M $89.4M $93.0M 54,633oz 57,646oz 63,829oz 52,176oz $1,250 $1,269 $1,401 $1,783 2017 2018 2019 2020 2017 2018 2019 2020

The Company’s operating segments for the year ended December 31, 2020 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona	Gold	4,958	$8,850	$-	$1,067	$-	$-	$7,783	$7,950
Black Fox	Gold	2,137	3,693	1,194	1,014	-	-	1,485	2,500
Bracemac-McLeod [1]	Various	1,634	2,946	-	1,485	-	-	1,461	3,234
Chapada	Copper	5,585	9,904	3,021	2,914	-	-	3,969	6,883
Diavik	Diamonds	1,489	2,716	-	2,085	7,862	392	(7,623)	3,075
Fruta del Norte	Gold	1,815	3,302	-	1,256	-	-	2,046	1,408
Houndé	Gold	4,874	8,740	-	3,816	-	-	4,924	6,633
Karma	Gold	4,584	8,184	1,619	3,843	-	-	2,722	6,438
Ming	Gold	469	835	-	445	-	-	390	835
Relief Canyon	Gold	3,819	7,096	-	2,820	-	-	4,276	7,096
Santa Elena	Gold	5,526	9,749	2,552	312	-	-	6,885	7,100
Yamana silver stream	Silver	10,912	19,199	5,660	10,119	-	-	3,420	13,540
Other Royalties [2]	Various	4,374	7,811	-	1,948	1,015	-	4,848	6,718
Corporate		-	-	-	-	-	135	(12,310)	(7,794)
Consolidated		52,176	$93,025	$14,046	$33,124	$8,877	$527	$24,276	$65,616

[1]	Royalty revenue from Bracemac-McLeod consists of $1.4 million from copper and $1.5 million from zinc.
[2]	Includes royalty revenue from gold of $7.3 million and other base metals of $0.5 million.

The Company’s operating segments for the year ended December 31, 2019 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona	Gold	2,254	$3,357	$-	$675	$-	$-	$2,682	$1,757
Bachelor Lake	Gold	6,100	8,532	3,000	469	-	-	5,063	5,555
Black Fox	Gold	2,806	3,858	1,540	1,321	-	-	997	2,318
Bracemac-McLeod [1]	Various	2,335	3,256	-	1,578	-	-	1,678	3,130
Chapada	Copper	7,910	11,008	3,311	3,366	-	-	4,331	7,697
Diavik	Diamonds	4,075	5,674	-	7,256	2,448	-	(4,030)	5,924
Houndé	Gold	4,634	6,425	-	4,037	-	-	2,388	5,037
Karma	Gold	5,886	8,156	1,634	3,775	-	-	2,747	6,647
Ming	Gold	2,773	3,760	-	1,889	-	-	1,871	3,760
Santa Elena	Gold	9,278	13,066	4,252	560	-	-	8,254	8,832
Yamana silver stream	Silver	10,711	15,222	4,549	9,692	-	-	981	10,672
Other Royalties [2]	Various	5,067	7,120	-	3,227	212	(340)	4,021	4,684
Corporate		-	-	-	-	-	414	(7,975)	(8,674)
Consolidated		63,829	$89,434	$18,286	$37,845	$2,660	$74	$23,008	$57,339

[1]	Royalty revenue from Bracemac-McLeod consists of $1.2 million from copper and $2.1 million from zinc.
[2]	Includes royalty revenue from gold of $6.3 million and other base metals of $0.8 million.

Q1 Q2 Q3 Q4 Yamana silver stream Chapada Santa Elena Aurizona Hounde Karma Relief Canyon Black Fox Fruta del Norte Bracemac-McLeod Diavik Ming Other Royalties 10,912oz 5,585oz 5,526oz 4,958oz 4,874oz 4,584oz 3,819oz 2,137oz 1,815oz 1,634oz 1,489oz 469oz 4,374oz FY 2020 Sales & Royalty Revenues by Region FY 2020 Sales & Royalty Revenues by Metal North America Canada South America Other Precious Metals Base Metals Diamonds 83% 3% 14% 34% 46% 20%

Summary of Quarterly Results

quarters Ended

In $000s (except for per share and per ounce amounts)	Dec. 31, 2020	Sep. 30, 2020	Jun. 30, 2020	Mar. 31, 2020
Total revenue	$29,696	$23,267	$18,730	$21,332
Attributable Gold Equivalent ounces sold [1]	15,795	12,068	10,920	13,393
Sales	$17,560	$14,187	$12,580	$14,333
Royalty revenue	12,136	9,080	6,150	6,999
Average realized gold price per attributable ounce [1]	1,880	1,928	1,715	1,593
Average cash cost per attributable ounce [1]	248	258	257	314
Cash flows from operating activities	19,806	18,085	12,351	15,374
Net income (loss)	10,504	6,518	7,137	(10,342)
Basic income (loss) per share	0.05	0.03	0.04	(0.06)
Diluted income (loss) per share	0.05	0.03	0.04	(0.06)
Total assets	649,921	608,748	607,471	576,316
Total long-term liabilities	8,345	3,638	3,096	53,221

In $000s (except for per share and per ounce amounts)	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019
Total revenue	$23,995	$25,778	$21,493	$18,168
Attributable Gold Equivalent ounces sold [1]	16,113	17,289	16,356	14,071
Sales	$17,014	$17,518	$16,443	$12,627
Royalty revenue	6,981	8,260	5,050	5,541
Average realized gold price per attributable ounce [1]	1,489	1,491	1,314	1,291
Average cash cost per attributable ounce [1]	309	288	301	241
Cash flows from operating activities	15,670	14,255	13,449	13,965
Net income	5,316	6,150	2,434	2,497
Basic income per share	0.03	0.03	0.01	0.01
Diluted income per share	0.03	0.03	0.01	0.01
Total assets	623,175	608,817	601,062	620,143
Total long-term liabilities	48,414	51,576	40,727	47,265

[1]	Refer to section on non-IFRS and other measures of this MD&A.

[1]	Refer to section on non-IFRS and other measures of this MD&A.

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Streams and royalty interests and the commencement of operations of mines under construction. For more information refer to the quarterly commentary discussed below.

Summary of Quarterly Results QUARTERS ENDED Attributable Gold Equivalent ounces sold 1 Sales & Royalty Revenue Average realized gold price per attributable ounce1 $29.7M $21.3M $18.7M $23.3M 13,393oz 10,920oz 12,068oz 15,795oz $1,928 $1,880 $1,715 $1,593 2020 Q1 Q2 Q3 Q4 2020 Q1 Q2 Q3 Q4

The Company’s operating segments for the three months ended December 31, 2020 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Income (loss) before taxes	Cash flow from operating activities
Aurizona	Gold	1,445	$2,716	$-	$226	$2,490	$2,516
Black Fox	Gold	555	1,037	312	263	462	727
Bracemac-McLeod [1]	Various	454	853	-	394	459	1,123
Chapada	Copper	1,550	2,914	875	778	1,261	2,039
Diavik	Diamonds	612	1,149	-	12	1,137	1,000
Fruta del Norte	Gold	1,040	1,955	-	648	1,307	680
Houndé	Gold	1,580	2,970	-	1,058	1,912	2,231
Karma	Gold	834	1,566	304	698	564	1,104
Ming	Gold	250	465	-	237	228	465
Relief Canyon	Gold	1,667	3,152	-	1,238	1,914	3,152
Santa Elena	Gold	1,080	2,025	500	61	1,464	1,445
Yamana silver stream	Silver	3,405	6,401	1,931	2,715	1,755	4,471
Other Royalties [2]	Various	1,323	2,493	-	201	2,292	1,620
Corporate		-	-	-	-	(1,331)	(2,767)
Consolidated		15,795	$29,696	$3,922	$8,529	$15,914	$19,806

[1]	Royalty revenue from Bracemac-McLeod consists of $0.5 million from copper and $0.4 million from zinc.

[2]	Includes royalty revenue from gold of $2.4 million and other base metals of $0.1 million.

The Company’s operating segments for the three months ended December 31, 2019 are summarized in the table below:

In $000s (except for ounces sold)	Product	Attributable Gold Equivalent ounces sold	Sales and royalty revenues	Cost of sales excluding depletion	Depletion expense	Stream, royalty and other interests impairments	Income (loss) before taxes	Cash flow from operating activities
Aurizona	Gold	1,269	$1,889	$-	$304	$-	$1,585	$1,589
Bachelor Lake	Gold	1,500	2,248	750	74	-	1,424	2,247
Black Fox	Gold	561	826	309	373	-	144	517
Bracemac-McLeod [1]	Various	476	709	-	358	-	351	688
Chapada	Copper	1,970	2,933	881	933	-	1,119	2,052
Diavik	Diamonds	787	1,172	-	1,422	2,448	(2,698)	1,422
Houndé	Gold	1,026	1,528	-	884	-	644	1,651
Karma	Gold	1,250	1,878	374	806	-	698	1,506
Ming	Gold	229	346	-	196	-	150	346
Santa Elena	Gold	2,348	3,473	1,078	142	-	2,253	2,413
Yamana silver stream	Silver	3,566	5,310	1,580	3,052	-	678	3,730
Other Royalties [2]	Various	1,131	1,683	-	539	-	1,144	1,074
Corporate		-	-	-	-	-	(904)	(3,565)
Consolidated		16,113	$23,995	$4,972	$9,083	$2,448	$6,588	$15,670

[1]	Royalty revenue from Bracemac-McLeod consists of $0.2 million from copper and $0.5 million from zinc.

[2]	Includes royalty revenue from gold of $1.6 million and other base metals of $0.1 million.

Three Months Ended December 31, 2020 Compared to the Three Months Ended December 31, 2019

For the three months ended December 31, 2020, net income and cash flow from operating activities were $10.5 million and $19.8 million, respectively, compared with net income and cash flow from operating activities of $5.3 million and $15.7 million for the comparable period in 2019. The change in net income is attributable to an increase in revenue (described in greater detail below) as well as to a combination of factors including:

•	A $2.4 million decrease in non-cash impairment charges whereby no impairment charges were recorded during the three months ended December 31, 2020; while for the comparable period in 2019 the Company recorded an impairment of $2.4 million related to the Company’s Diavik royalty; and

•	A $1.1 million decrease in cost of sales, excluding depletion, partly due to a decrease in Attributable Gold Equivalent ounces sold;

Partially offset by:

•	An increase in tax expense of $4.1 million as a result of the increase in net income.

For the three months ended December 31, 2020, revenue was $29.7 million compared with $24.0 million for the comparable period in 2019. The increase is largely attributable to a 26% increase in the average realized selling price of gold. In particular, the increase in revenue was driven by:

•	A $3.2 million increase in sales revenue attributable to the Relief Canyon Stream which commenced making fixed deliveries to Sandstorm in May 2020;

•	A $2.0 million increase in royalty revenue attributable to the Fruta del Norte Mine which commenced commercial production in February 2020;

•	A $1.4 million increase in royalty revenue attributable to the Houndé Mine, largely due to the increase in the average realized selling price of gold;

•	A $0.8 million increase in revenue attributable to the Company’s Other Royalties. This increase is partly attributable to the ramp up of production on several mineral concessions which are subject to the Company’s underlying royalties; and

•	A $1.1 million increase in revenue attributable to the Yamana silver stream primarily due to an increase in the average realized selling price of silver which increased from an average of $17.70 per ounce during the three months ended December 31, 2019 to an average of $23.83 per ounce during the equivalent period in 2020; partially offset by a 10% decrease in the number of silver ounces sold;

Partially offset by:

•	A $2.2 million decrease in revenue attributable to the Bachelor Lake mine Gold Stream as the fixed deliveries under the agreement terminated during the fourth quarter of 2019 and the Company’s interest converted into a 3.9% NSR;

•	A $1.4 million decrease in revenue attributable to the Santa Elena Mine largely driven by a 54% decrease in the number of gold ounces sold. The decrease is primarily due to decreased production at the Santa Elena mine as a result of limited contractor and equipment availability during the quarter. First Majestic expects mine and plant production to return to normal operating rates by the second quarter of 2021 following improvements in underground ore haulage and increased production at the Main, Alejandra Bajo and America veins. The revenue decrease is also partially related to the timing of sales, whereby 170 gold ounces were in inventory as at December 31, 2020 and were sold in the subsequent period; and

•	A $0.3 million decrease in revenue attributable to the Karma Mine largely driven by the timing of sales, whereby approximately 417 gold ounces were received by December 31, 2020, but were sold in the subsequent period.

Year Ended December 31, 2020 Compared to the Year Ended December 31, 2019

For the year ended December 31, 2020, net income and cash flow from operating activities were $13.8 million and $65.6 million, respectively, compared with net income and cash flow from operating activities of $16.4 million and $57.3 million for the comparable period in 2019. The change is attributable to a combination of factors including:

•	An increase of $6.2 million in non-cash impairment charges related to the Company’s Diavik royalty and certain other royalties within the Company’s Other Royalties segment; and

•	A $5.6 million decrease in the gains recognized on the revaluation of the Company’s investments; whereby, a gain of $3.8 million was recognized by the Company during the year ended December 31, 2020, primarily driven by the change in fair value of the Company’s Equinox warrants; while during the year ended December 31, 2019, the Company recognized a gain of $9.5 million from its investments, primarily driven by the change in fair value of the Americas Gold and Equinox convertible debentures;

Partially offset by:

•	A $4.2 million decrease in cost of sales, excluding depletion, partly due to a decrease in Attributable Gold Equivalent ounces sold;

•	A $4.7 million decrease in depletion expense partly due to a decrease in Attributable Gold Equivalent ounces sold and adjustments to the depletable bases of the Company’s Stream and royalty interests as a result of Reserve and Resource updates; and

•	An increase in revenue (described in greater detail below).

For the year ended December 31, 2020, revenue was $93.0 million compared with $89.4 million for the comparable period in 2019. The increase is largely attributable to a 27% increase in the average realized selling price of gold; partially offset by an 18% decrease in Attributable Gold Equivalent ounces sold. The decrease in Attributable Gold Equivalent ounces sold was partly related to COVID-19 as some of the mines which Sandstorm receives royalty revenue or commodities from experienced delays in mine production or temporarily suspended operations. Although this impacted Sandstorm’s Attributable Gold Equivalent ounces sold, all mines that were temporarily suspended have now resumed operation. In particular, the increase in revenue was driven by:

•	A $7.1 million increase in sales revenue attributable to the Relief Canyon Stream which commenced making fixed deliveries to Sandstorm in May 2020;

•	A $5.5 million increase in royalty revenue attributable to the Aurizona Mine which commenced commercial production in July 2019;

•	A $4.0 million increase in sales revenue attributable to the Yamana silver stream largely driven by an increase in the number of silver ounces sold. During the year ended December 31, 2020, Sandstorm received four quarterly silver deliveries from Yamana's Cerro Moro Mine whereas in the year ended December 31, 2019, Sandstorm received three quarterly silver deliveries from Cerro Moro as deliveries under the Yamana silver stream commenced in the second quarter of 2019;

•	A $3.3 million increase in royalty revenue attributable to the Fruta del Norte Mine which commenced commercial production in February 2020; and

•	A $2.3 million increase in royalty revenue attributable to the Houndé Mine largely due to the increase in the average realized selling price of gold;

Partially offset by:

•	An $8.5 million decrease in revenue attributable to the Bachelor Lake mine Gold Stream as the fixed deliveries under the agreement terminated during the fourth quarter of 2019 and the Company’s interest converted into a 3.9% NSR;

•	A $3.3 million decrease in sales revenue attributable to the Santa Elena Mine largely driven by a 40% decrease in the number of gold ounces sold primarily resulting from decreased production due to temporary COVID-19 restrictions and limited contractor and equipment availability during the third and fourth quarter of 2020;

•	A $3.0 million decrease in revenue attributable to the Diavik royalty partly related to a decrease in the average realized selling price of diamonds; and

•	A $2.9 million decrease in revenue attributable to the Ming Mine due to an 83% decrease in the number of gold ounces sold.

Three Months Ended December 31, 2020 Compared to the Other Quarters Presented

When comparing net income of $10.5 million and cash flow from operating activities of $19.8 million for the three months ended December 31, 2020 with net income/loss and cash flow from operating activities for the other quarters presented, the following items impact comparability of analysis:

•	An $8.9 million non-cash impairment charge relating to the Company’s Diavik royalty and certain other royalties within its Other Royalties segment was recognized during the three months ended March 31, 2020.

•	A $2.4 million non-cash impairment charge relating to the Company's Diavik royalty was recognized during the three months ended December 31, 2019.

•	The Company recognized gains and losses with respect to the revaluation of its investments, which were primarily driven by changes in the fair value of the Equinox and Americas Gold convertible debentures. These gains/losses were recognized as follows:

•	During the three months ended December 31, 2020, a gain of $2.9 million was recognized;

•	During the three months ended September 30, 2020, a gain of $1.7 million was recognized;

•	During the three months ended June 30, 2020, a gain of $5.1 million was recognized;

•	During the three months ended March 31, 2020, a loss of $5.9 million was recognized;

•	During the three months ended December 31, 2019, a gain of $4.8 million was recognized;

•	During the three months ended September 30, 2019, a gain of $2.1 million was recognized;

•	During the three months ended June 30, 2019, a gain of $1.4 million was recognized;

•	During the three months ended March 31, 2019, a gain of $1.2 million was recognized.

•	Overall, Attributable Gold Equivalent ounces sold have decreased in 2020 as a result of COVID-19 related temporary suspensions at the mines from which Sandstorm receives royalty revenue or gold ounces. Prior to 2020, Attributable Gold Equivalent ounces had seen an increase as a result of the acquisition of various assets including the Houndé royalty acquisition in January 2018, the Teck Resources Limited royalty package which consists of 52 royalties and was purchased during the three months ended March 31, 2016 and the Yamana silver stream and Chapada copper stream which were acquired in the three months ended December 31, 2015.

Change in Total Assets

Total assets increased by $41.2 million from September 30, 2020 to December 31, 2020 as a result of (i) cash flow from operating activities and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira, which is the functional currency of the entity that holds the Hod Maden interest, relative to the U.S. dollar, which is the presentation currency of Sandstorm Gold Ltd; partially offset by depletion expense. The appreciation in the Turkish Lira as well as an increase in the valuation of investments were largely responsible for the gains recognized through other comprehensive income for the three months ended December 31, 2020. Total assets increased by $1.3 million from June 30, 2020 to September 30, 2020 as a result of cash flow from operating activities; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira was largely responsible for the loss recognized through other comprehensive income for the three months ended September 30, 2020. Total assets increased by $31.2 million from March 31, 2020 to June 30, 2020 as a result of (i) $50.3 million in cash received upon the exercise of warrants as a result of the early warrant exercise incentive program; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The depreciation in the Turkish Lira, partially offset by the increase in the valuation of investments, was largely responsible for the loss recognized through other comprehensive income for the three months ended June 30, 2020. Total assets decreased by $46.9 million from December 31, 2019 to March 31, 2020 as a result of (i) a decrease in the valuation of investments; (ii) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; (iii) an impairment charge of $8.9 million primarily related to the Company’s royalty investments; and (iv) depletion expense. The decrease in the valuation of investments and the depreciation in the Turkish Lira were largely responsible for the loss recognized through other comprehensive income for the three months ended March 31, 2020. Total assets increased by $14.4 million from September 30, 2019 to December 31, 2019, partly due to (i) $15 million remitted to Americas Gold for the construction of Relief Canyon, which was partly financed through the Company’s revolving credit facility; and (ii) an increase in the valuation of investments; partially offset by (i) a decrease in the Hod Maden interest due to a devaluation of the Turkish Lira; and (ii) depletion expense. The increase in the valuation of investments was largely responsible for the gain recognized through other comprehensive income for the three months ended December 31, 2019. Total assets increased by $7.8 million from June 30, 2019 to September 30, 2019, partly resulting from (i) $10 million remitted to Americas Gold for the construction of the Relief Canyon mine, which was partly financed through the Company’s revolving credit facility; and (ii) an increase in the Hod Maden interest due to the appreciation of the Turkish Lira relative to the U.S. dollar; partially offset by depletion expense. The appreciation was partly responsible for the increase in other comprehensive income during the three months ended September 30, 2019. Total assets decreased by $19.1 million from March 31, 2019 to June 30, 2019, partly resulting from depletion expense. Total assets increased by $31.3 million from December 31, 2018 to March 31, 2019 primarily resulting from the acquisition of the Fruta del Norte royalty which was partly financed through the Company’s revolving credit facility; partially offset by a decrease in the Hod Maden interest due to the devaluation of the Turkish Lira relative to the U.S. dollar. The devaluation was largely responsible for the decrease in other comprehensive income during the three months ended March 31, 2019.

Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) average cash cost per Attributable Gold Equivalent ounce, (ii) average realized gold price per Attributable Gold Equivalent ounce, (iii) cash operating margin, (iv) cash flows from operating activities excluding changes in non-cash working capital; and (v) all-in sustaining cost per gold ounce on a co-product basis. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.	Average cash cost per Attributable Gold Equivalent ounce is calculated by dividing the Company’s cost of sales, excluding depletion by the number of Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry who present results on a similar basis. Figure 1.1 provides a reconciliation of average cash cost of gold on a per ounce basis.

Figure 1.1

In $000s (except for ounces sold and per ounce amounts)	3 Months Ended Dec. 31, 2020	3 Months Ended Dec. 31, 2019	Year Ended Dec. 31, 2020	Year Ended Dec. 31, 2019
Cost of Sales, excluding depletion [1]	$3,922	$4,972	$14,046	$18,286
Divided by:
Total Attributable Gold Equivalent ounces sold [2]	15,795	16,113	52,176	63,829
Equals:
Average cash cost (per Attributable Gold Equivalent ounce)	$248	$309	$269	$286

[1]	Cost of Sales, excluding depletion, includes cash payments made for Gold Equivalent ounces associated with commodity streams.

[2]	The Company's royalty and other commodity stream revenue, including adjustments for contractual payments received relating to those interests, is converted to an Attributable Gold Equivalent ounce basis by dividing the royalty and other commodity revenue, including adjustments for contractual payments received relating to those interests, for that period by the average realized gold price per ounce from the Company's Gold Streams for the same respective period. These Attributable Gold Equivalent ounces when combined with the gold ounces sold from the Company's Gold Streams equal total Attributable Gold Equivalent ounces sold.

ii.	Average realized gold price per Attributable Gold Equivalent ounce is calculated by dividing the Company’s sales by the number of Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Attributable Gold Equivalent ounce as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.2 provides a reconciliation of average realized gold price per Attributable Gold Equivalent ounce.

Figure 1.2

In $000s (except for ounces sold and per ounce amounts)	3 Months Ended Dec. 31, 2020	3 Months Ended Dec. 31, 2019	Year Ended Dec. 31, 2020	Year Ended Dec. 31, 2019
Total Revenue	$29,696	$23,995	$93,025	$89,434
Divided by:
Total Attributable Gold Equivalent ounces sold	15,795	16,113	52,176	63,829
Equals:
Average realized gold price (per Attributable Gold Equivalent ounce)	$1,880	$1,489	$1,783	$1,401

iii.	Cash operating margin is calculated by subtracting the average cash cost per Attributable Gold Equivalent ounce from the average realized gold price per Attributable Gold Equivalent ounce. The Company presents cash operating margin as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis.

iv.	Cash flows from operating activities excluding changes in non-cash working capital is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities. The Company presents cash flows from operating activities excluding changes in non-cash working capital as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other streaming and royalty companies in the precious metals mining industry that present results on a similar basis. Figure 1.3 provides a reconciliation of cash flows from operating activities excluding changes in non-cash working capital.

Figure 1.3

In $000s	3 Months Ended Dec. 31, 2020	3 Months Ended Dec. 31, 2019	Year Ended Dec. 31, 2020	Year Ended Dec. 31, 2019
Cash flows from operating activities	$19,806	$15,670	$65,616	$57,339
Add:
Changes in non-cash working capital	2,725	(506)	2,722	3,365
Equals:
Cash flows from operating activities excluding changes in non-cash working capital	$22,531	$15,164	$68,338	$60,704

v.	The Company has also used the non-IFRS measure of all-in sustaining cost per gold ounce on a co-product basis. With respect to the Hod Maden project, all-in sustaining cost per gold ounce on a co-product basis is calculated by removing the impact of other metals that are produced as a result of gold production and apportions the costs (operating costs, royalties, treatment and refining costs and sustaining capital) to each commodity produced on a percentage of revenue basis. These gold apportioned costs are then divided by the payable gold ounces produced. The Company presents all in sustaining cost per gold ounce on a co-product basis as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry that present results on a similar basis.

[(Operating Costs ($557.6 million) + Royalties ($131.4 million) + Treatment & Refining Costs ($164.9 million) + Sustaining Capital ($114.2 million)) x Gold Revenue ($2,586.4 million)/Total Revenue ($3,360.8 million)] / Payable Gold Ounces (1,990,000 ounces) = $374 all-in sustaining cost per ounce.

Liquidity and Capital Resources

As of December 31, 2020, the Company had cash and cash equivalents of $113.8 million (December 31, 2019 — $7.0 million) and working capital (current assets less current liabilities) of $120.9 million (December 31, 2019 — $24.3 million). As of the date of the MD&A, the Company has no bank debt and the entire $225 million revolving credit facility as well as an additional uncommitted accordion of up to $75 million remains available for future acquisitions and general corporate purposes.

During the year ended December 31, 2020, the Company generated cash flows from operating activities of $65.6 million compared with $57.3 million during the comparable period in 2019. When comparing the change, the primary drivers were an increase in the average realized selling price of gold and an offsetting decrease in the number of Attributable Gold Equivalent ounces sold.

During the year ended December 31, 2020, the Company had net cash inflows from investing activities of $33.7 million which were primarily the result of the proceeds from the sale and redemption of a portion of the Company’s debt and equity investments including the Company’s convertible debenture due from Equinox; partially offset by (i) the acquisition of $15.9 million in investments and other; (ii) the acquisition of $3.5 million in Stream, royalty and other interests and (iii) a $3.3 million investment in the Company’s Hod Maden interest. During the year ended December 31, 2019, the Company had net cash outflows from investing activities of $65.0 million which were primarily the result of (i) the $32.8 million payment in connection with the Fruta del Norte royalty acquisition, (ii) the $25.0 million payment to Americas Gold as part of the Relief Canyon stream, (iii) the acquisition of $24.1 million in investments and other; and (iv) a $3.0 million investment in the Company’s Hod Maden interest. These outflows were partially offset by cash receipts of $23.3 million largely related to the sale of investments as the Company continues its strategy of monetizing its non–core assets.

During the year ended December 31, 2020, the Company had net cash inflows from financing activities of $7.7 million primarily related to (i) a $41.0 million draw down on its revolving credit facility and (ii) $77.6 million in proceeds from the exercise of warrants and stock options; partially offset by (i) the subsequent repayment of $86.0 million under the same revolving credit facility as well as $1.4 million in related interest expense; and (ii) $23.5 million related to the redemption of the Company’s common shares under the NCIB. During the year ended December 31, 2019, the Company had net cash inflows from financing activities of $8.7 million primarily related to (i) a $92.5 million draw down on its revolving credit facility to help fund the Company’s recent acquisitions; and (ii) $13.1 million in proceeds from the exercise of stock options and warrants; partially offset by (i) the subsequent repayment of $47.5 million under the same revolving credit facility as well as $2.7 million in related interest expense; and (ii) $46.6 million related to the redemption of the Company’s common shares under the NCIB.

Commitments and Contingencies

In connection with its Streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3,4]
Black Fox	8%	$566
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$464
Yamana silver stream	20%	30% of silver spot price

[1]	Subject to an annual inflationary adjustment except for Ming.

[2]	For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

[3]	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

[4]	For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

[5]	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

[6]	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

[7]	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

[8]	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

[9]	Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

Share Capital

As of February 11, 2021, the Company had 195,253,243 common shares outstanding. As disclosed previously, the funds from the issuance of share capital have been used to finance the acquisition of Streams and royalties (recent acquisitions are described earlier in greater detail) and pay down debt.

In May 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $140 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until May 2022, unless terminated prior to such date by the Company. To-date, the Company has not utilized or sold any shares under the ATM Program.

A summary of the Company’s share purchase options as of February 11, 2021 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD) [1]	Weighted average exercise price per share (CAD) [1,2]
2021	699,000	699,000	4.96	4.96
2022	1,067,438	1,067,438	4.98 - 15.00	5.37
2023	3,121,665	2,078,335	5.92	5.92
2024	1,427,000	475,670	8.89	8.89
2025	2,812,000	-	9.43	-
	9,127,103	4,320,443		5.96

[1]	For options exercisable in British Pounds Sterling ("GBP"), exercise price is translated to Canadian Dollars ("CAD") using the period end exchange rate.

[2]	Weighted average exercise price of options that are exercisable.

As of February 11, 2021, the Company had 2,645,165 restricted share rights outstanding.

Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company is as follows:

In $000s	Year Ended Dec. 31, 2020	Year Ended Dec. 31, 2019
Salaries and benefits	$1,561	$2,541
Share based payments	4,068	3,761
Total key management compensation expense	$5,629	$6,302

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short-term and long-term investments, loans receivable which are included in other assets, trade and other payables and bank debt. The Company’s short and long-term investments are initially recorded at fair value and subsequently revalued to their fair market value at each period end based on inputs such as equity prices. Investments are held for long-term strategic purposes. The fair value of the Company's other financial instruments, which include cash and cash equivalents, trade receivables and other, loans receivable which are included in other assets, and trade and other payables, approximate their carrying values at December 31, 2020.

Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s investments in convertible debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Americas Gold is subject to counterparty credit risk and the Company’s ability to realize on its security. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

Currency Risk

Financial instruments that impact the Company’s net income (loss) or other comprehensive income (loss) due to currency fluctuations include cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2020 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

Other Risks

Sandstorm holds common shares, convertible debentures, warrants and investments of other companies with a combined fair market value as at December 31, 2020 of $46.9 million (December 31, 2019 — $83.6 million). In addition, Sandstorm also holds common shares of Entrée with a market value of $17.8 million which are classified as an investment in associate and accounted for using the equity method. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is subject to default risk with respect to any debt instruments. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. The Company does not actively trade these investments. Based on the Company's investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.4 million and other comprehensive income by $2.8 million.

Other Risks to Sandstorm

The primary risk factors affecting the Company are set forth below. For additional discussion of risk factors, please refer to the Company’s Annual Information Form dated March 30, 2020, which is available on www.sedar.com.

The Chapada Mine, the Cerro Moro Mine, the Diavik Mine, the Aurizona Mine, the Fruta del Norte Mine, the Relief Canyon Mine, the Santa Elena Mine, the Karma Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Mt. Hamilton Project, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Prairie Creek Project, the Bracemac-McLeod Mine, the Hod Maden Project, the Hackett River

Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Houndé Mine and other royalties and commodity streams in Sandstorm’s portfolio are hereafter referred to as the “Mines”.

Risks Relating to Mineral Projects

To the extent that they relate to the production of gold or an applicable commodity from, or the operation of, the Mines, the Company will be subject to the risk factors applicable to the operators of such Mines. Whether the Mines will be commercially viable depends on a number of factors, including cash costs associated with extraction and processing, the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices which are highly cyclical and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The Mines are also subject to other risks that could lead to their shutdown and closure including flooding and weather related events, the failure to receive permits or having existing permits revoked, collapse of mining infrastructure including tailings pond, as well as community or social related issues. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Mines becoming uneconomic resulting in their shutdown and closure. The Company is not entitled to purchase gold, other commodities, receive royalties or receive economic benefit from its interest in the Hod Maden Project, if no gold or applicable commodity is produced from the Mines.

No Control Over Mining Operations

With respect to its Streams and royalties, the Company has no contractual rights relating to the operation or development of the Mines. Except for any payments which may be payable in accordance with applicable completion guarantees or cash flow guarantees, the Company will not be entitled to any material compensation if these mining operations do not meet their forecasted gold or other production targets in any specified period or if the Mines shut down or discontinue their operations on a temporary or permanent basis. The Mines may not commence commercial production within the time frames anticipated, if at all, and there can be no assurance that the gold or other production from such properties will ultimately meet forecasts or targets. At any time, any of the operators of the Mines or their successors may decide to suspend or discontinue operations. The Company is subject to the risk that the Mines shut down on a temporary or permanent basis due to issues including, but not limited to economics, lack of financial capital, floods, fire, mechanical malfunctions, social unrest, expropriation and other risks. There are no guarantees the Mines will achieve commercial production, ramp-up targets or complete expansion plans. These issues are common in the mining industry and can occur frequently.

Government Regulations

The Mines are subject to various foreign laws and regulations governing prospecting, exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, handling, storage and transportation of hazardous substances and other matters. It is possible that the risks of expropriation, cancellation or dispute of licenses could result in substantial costs, losses and liabilities in the future. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Mines in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance of such laws and regulations could become such that the owners or operators of the Mines would not proceed with the development of or continue to operate the Mines. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Mines could result in substantial costs and liabilities in the future.

International Operations

The operations with respect to the Company’s gold, other precious metals and other interests are conducted in Canada, Mexico, the United States, Mongolia, Burkina Faso, Ecuador, South Africa, Ghana, Botswana, Cote D’Ivoire, Argentina, Brazil, Chile, Peru, Egypt, Ethiopia, Guyana, Paraguay, French Guiana, Turkey, Sweden and Australia and as such, the Mines are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, terrorism, international sanctions, hostage taking, military repression, crime, political instability, currency controls, extreme fluctuations in currency exchange rates, high rates of inflation, labour unrest, the risks of war or civil unrest, expropriation and nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, illegal mining, changes in taxation policies, restrictions on foreign exchange and repatriation, changing political conditions, and governmental regulations. Changes, if any, in mining or investment policies or shifts in political attitude may adversely affect the operations or profitability of the Mines in these countries. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, mine safety and the rewarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Any adverse developments with respect to Lidya, its cooperation or in its exploration, development, permitting and operation of the Hod Maden Project in Turkey may adversely affect the Company’s 30% net profits interest in the project. There are no assurances that the Company will be able to successfully convert its 30% interest in the Hod Maden Project into a commodity stream or royalty nor are there any assurances that the Company may be able to maintain its interest in Hod Maden if sanctions are imposed on Turkey or Lidya and its related entities. Any changes or unfavorable assessments with respect to (i) the validity, ownership or existence of the Entrée concessions; as well as (ii) the validity or enforceability of Entrée’s joint venture agreement with Oyu Tolgoi LLC may adversely affect the Company’s profitability or profits realized under the Entrée Stream. The Serra Pelada royalty cash flow or profitability may be adversely impacted if the Cooperative de Mineração dos Garimpeiros de Serra Pelada, which hold a 25% interest in the Serra Pelada Mine, continue to take unfavorable actions. In addition, Colossus Minerals Inc.’s Brazilian subsidiary has payables in excess of $30 million and accordingly, there is a risk that they may be unable to repay their debts, resulting in insolvency and loss of any rights to the Serra Pelada mine. A failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests. The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Mines.

Income Taxes

No assurance can be given that new taxation rules will not be enacted or that existing rules will not be applied in a manner which could result in the Company’s past and future profits being subject to increased levels of income tax. The Company’s prior years’ Canadian tax returns may be audited by the Canada Revenue Agency (“CRA”), and no assurances can be given that tax matters, if they so arise will be resolved favorably. The CRA completed an audit of Sandstorm Gold Ltd.’s 2009 — June 2015 tax returns and issued a corresponding finalization letter in February 2019. Based on the letter received, there would be no adverse implications for the Company’s financial statements if the Company accepted the CRA’s proposed adjustments. The majority of the Company’s Streams and royalties have been entered into directly by Canadian based subsidiaries and are therefore subject to Canadian tax.

Commodity Prices for Metals Produced from the Mines

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price of gold, silver and/or copper (collectively, the “Metals”). The price of the Metals fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control, including but not limited to, the sale or purchase of the Metals by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper producing countries throughout the world.

In the event that the prevailing market price of the Metals are at or below the price at which the Company can purchase such commodities pursuant to the terms of the Stream agreements associated with the metal interests, the Company will not generate positive cash flow or earnings. Declines in market prices could cause an operator to reduce, suspend or terminate production from an operating project or construction work at a development project, which may result in a temporary or permanent reduction or cessation of revenue from those projects, and the Company might not be able to recover the initial investment in Streams and royalties.

Diamond Prices and Demand for Diamonds

The price of the common shares, warrants, and the Company’s financial results may be significantly adversely affected by a decline in the price and demand for diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including worldwide economic trends, worldwide levels of diamond discovery and production, and the level of demand for, and discretionary spending on, luxury goods such as diamonds. Low or negative growth in the worldwide economy, renewed or additional credit market disruptions, natural disasters or the occurrence of terrorist attacks or similar activities creating disruptions in economic growth could result in decreased demand for luxury goods such as diamonds, thereby negatively affecting the price of diamonds. Similarly, a substantial increase in the worldwide level of diamond production or the release of stocks held back during recent periods of lower demand could also negatively affect the price of diamonds. In each case, such developments could have a material adverse effect on the Company’s results of operations.

Information Systems and Cyber Security

The Company’s information systems, and those of its counterparties under the precious metal purchase agreements and vendors, are vulnerable to an increasing threat of continually evolving cybersecurity risks. Unauthorized parties may attempt to gain access to these systems or the Company’s information through fraud or other means of deceiving the Company’s counterparties.

The Company’s operations depend, in part, on how well the Company and its suppliers, as well as counterparties under the commodity purchase and royalty agreements, protect networks, equipment, information technology systems and software against damage from a number of threats. The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.

Although to date the Company has not experienced any material losses relating to cyber-attacks or other information security breaches, there can be no assurance that the Company will not incur such losses in the future. The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain an area of attention.

Key Management

The Company is dependent upon the services of a small number of key management personnel who are highly skilled and experienced. The Company’s ability to manage its activities will depend in large part on the efforts of these individuals. The Company faces intense competition for qualified personnel, and there can be no assurance that the Company will be able to attract and retain such personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Company.

Environmental

All phases of mining and exploration operations are subject to environmental regulation pursuant to a variety of government laws and regulations. Environmental legislation is becoming stricter, with increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and heightened responsibility for companies and their officers, directors and employees. Continuing issues with tailings dam failures at other companies’ operations may increase the likelihood that these stricter standards and enforcement mechanisms will be implemented in the future. There can be no assurance that possible future changes in environmental regulation will not adversely affect the operations at the Mines, and consequently, the results of Sandstorm’s operations. Failure by the operators of the Mines to comply with these laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The occurrence of any environmental violation or enforcement action may have an adverse impact on the operations at the Mines, Sandstorm’s reputation and could adversely affect Sandstorm’s results of operations.

Government regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more prevalent and stringent. While some of the costs associated with reducing emissions may be offset by increased energy efficiency and technological innovation, Sandstorm expects that increased government regulation will result in increased costs at some operations at the Mines if the current regulatory trend continues. All of Sandstorm’s mining interests are exposed to climate-related risks through the operations at the Mines. Climate change could result in challenging conditions and extreme weather that may adversely affect the operations at the Mines and there can be no assurances that mining operations will be able to predict, respond to, measure, monitor or manage the risks posed as a result of climate change factors.

Solvency Risk of Counterparties

The price of the common shares and the Company’s financial results may be significantly affected by the Mines operators’ ability to continue as a going concern and have access to capital. The lack of access to capital could result in these companies entering bankruptcy proceedings and as a result, Sandstorm may not be able to realize any value from its respective Streams or royalties.

As the Revolving Facility is secured against the Company’s assets, to the extent Sandstorm defaults on its debt or related covenants, the lenders may seize on their security interests. The realization of security or default could materially affect the price of the Company’s common shares and financial results.

Health Crises and Other

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including more recently, the novel COVID-19. A significant outbreak or continued outbreaks of COVID-19 could result in a widespread crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn which could adversely affect the Company’s business and the market price of the common shares. Many industries, including the mining industry, have been impacted by these market conditions. If increased levels of volatility continue or in the event of a rapid destabilization of global economic conditions, it may result in a material adverse effect on commodity prices, demand for metals, availability of credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown but potentially significant impacts. At this time the Company cannot accurately predict what effects these conditions will have on its operations or financial results, due to uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted or if those impacted will resume operations. Any new outbreaks or the continuation of the existing outbreaks or threats of any additional outbreaks of a contagion or epidemic disease could have a material adverse effect on the Company, its business and operational results.

Other

Critical Accounting Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the periods presented. Notes 2 and 3 of the Company’s 2020 annual consolidated financial statements describes all of the significant accounting policies as well as the significant judgments and estimates.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and the Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. The Company’s system of disclosure controls and procedures includes, but is not limited to, the Disclosure Policy, the Code of Conduct, the Stock Trading Policy, Corporate Governance, the effective functioning of the Audit Committee and procedures in place to systematically identify matters warranting consideration of disclosure by the Audit Committee.

As at the end of the period covered by this Management’s Discussion and Analysis, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by National Instrument 52–109 in Canada (“NI 52–109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The evaluation included documentation review, enquiries and other procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2020, the disclosure controls and procedures (as defined in National Instrument 52-109- Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) and Rule 13(a) – 15(e) under the Securities Exchange Act of 1934, as amended) were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual and interim filings and other reports filed or submitted under applicable securities laws, is recorded, processed, summarized and reported within time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB.

The Company’s internal control over financial reporting includes:

•	Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

•	Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

•	Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

•	Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2020, the Company’s internal control over financial reporting is effective and no material weaknesses were identified.

Changes in Internal Controls

In the first quarter of 2020, the Company’s employees began to work remotely from home. Since then, the Company has reopened its offices and its employees have performed their duties through a combination of working remotely and in the office. This change has required certain processes and controls that were previously done or documented manually to be completed and retained in electronic form. Despite the changes required by the current environment, there have been no significant changes in our internal controls during the year ended December 31, 2020 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and the Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward Looking Statements

This MD&A and any exhibits attached hereto and incorporated herein, if any, contain “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian and other securities legislation, concerning the business, operations and financial performance and condition of Sandstorm. Forward-looking information is provided as of the date of this MD&A and Sandstorm does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Sandstorm to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine; the absence of control over mining operations from which Sandstorm will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the aggregate value of common shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” herein and those risks described in the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2019 available at www.sedar.com and www.sec.gov and incorporated by reference herein.

Forward-looking information in this MD&A includes, among other things, disclosure regarding: the impact of COVID-19 on the business, the aggregate value of common shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams and royalties as well as its future outlook, the Mineral Reserve and Mineral Resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

Management’s Responsibility for Financial Reporting

The accompanying consolidated financial statements of Sandstorm Gold Ltd. and all the information in this annual report are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared by management on a going concern basis in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not exact since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Management has prepared the financial information presented elsewhere in the annual report and has ensured that it is consistent with that in the financial statements.

Sandstorm Gold Ltd. maintains systems of internal accounting and administrative controls in order to provide, on a reasonable basis, assurance that the financial information is relevant, reliable and accurate and that the Company's assets are appropriately accounted for and adequately safeguarded.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board, and all of its members are independent directors. The Audit Committee meets at least four times a year with management, as well as the external auditors, to discuss internal controls over the financial reporting process, auditing matters and financial reporting issues, to satisfy itself that each party is properly discharging its responsibilities, and to review the quarterly and the annual reports, the financial statements and the external auditors' report. The Audit Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board and approval by the shareholders, the engagement or reappointment of the external auditors. The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants, in accordance with the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. PricewaterhouseCoopers LLP has full and free access to the Audit Committee.

“Nolan Watson”	“Erfan Kazemi”
President & Chief Executive Officer	Chief Financial Officer

February 11, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Sandstorm Gold Ltd.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Sandstorm Gold Ltd. and its subsidiaries (together, the Company) as of December 31, 2020 and 2019, and the related consolidated statements of income (loss), comprehensive income (loss), cash flows and shareholders’ equity for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control – Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of stream, royalty and other interests and of the Hod Maden and other investments in associates

As described in Notes 3, 5 and 6 to the consolidated financial statements, the Company’s stream, royalty and other interests carrying amount was $356.6 million and the Hod Maden and other investments in associates carrying amount was $112.9 million as of December 31, 2020. Management assesses whether any indication of impairment exists at the end of each reporting period for each stream, royalty and other interest and for the Hod Maden and other investments in associates, including assessing whether there are observable indications that the asset’s value has declined during the period. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of stream, royalty and other interests and of the Hod Maden and other investments in associates is a critical audit matter are (i) the judgment by management when assessing whether there were indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures to evaluate audit evidence relating to management’s assessment of impairment indicators of stream, royalty and other interests and of the Hod Maden and other investments in associates.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s review of the assessment of impairment indicators of stream, royalty and other interests and of the Hod Maden and other investments in associates. These procedures also included, among others, evaluating the reasonableness of management's assessment of indicators of impairment for a sample of stream, royalty and other interests and of the Hod Maden and other investments in associates, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from the interests will not likely occur or may be significantly reduced in the future, by considering (i) the current and past performance of the underlying mining operation associated with the interest; (ii) external market and industry data; (iii) the publicly disclosed information by operators of the underlying mining operation associated with the interests; and (iv) whether management’s assessment of impairment indicators of stream, royalty and other interests and of the Hod Maden and other investments in associates was consistent with evidence obtained in other areas of the audit.

/S/ PricewaterhouseCoopers LLP	Vancouver, Canada
Chartered Professional Accountants	February 11, 2021

We have served as the Company's auditor since 2016.

ANNUAL 2020

Consolidated Financial Statements

FOR THE year ENDED december 31, 2020

Consolidated Statements of Financial Position	Expressed in U.S. Dollars ($000s)

— ASSETS	Note	December 31, 2020	December 31, 2019
Current
Cash and cash equivalents		$113,776	$6,971
Trade and other receivables		8,011	7,611
Short-term investments	7	1,852	10,801
Other current assets		737	2,761
		$124,376	$28,144
Non-current
Stream, royalty and other interests	5	$356,612	$395,533
Hod Maden and other investments in associates	6	112,906	116,585
Investments	7	45,084	72,840
Other long-term assets	13	10,943	5,770
Deferred income tax assets	10	-	4,303
Total assets		$649,921	$623,175

— LIABILITIES
Current
Trade and other payables		$3,434	$3,865

Non-current
Deferred income tax liabilities	10	$5,477	$196
Lease liabilities and other		2,868	3,218
Bank debt	8	-	45,000
		$11,779	$52,279

— EQUITY
Share capital	9	$719,730	$657,551
Reserves		18,902	20,466
Retained earnings (deficit)		10,951	(2,866)
Accumulated other comprehensive loss		(111,441)	(104,255)
		$638,142	$570,896
Total liabilities and equity		$649,921	$623,175

Commitments and contingencies (Note 15)

ON BEHALF OF THE BOARD:

“Nolan Watson”, Director	“David De Witt”, Director

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income (Loss)	Expressed in U.S. Dollars ($000s) Except for per share amounts

	Note	Year Ended December 31, 2020	Year Ended December 31, 2019
Sales	16	$58,660	$63,602
Royalty revenue	16	34,365	25,832
		$93,025	$89,434

Cost of sales, excluding depletion	16	$14,046	$18,286
Depletion	16	33,124	37,845
Total cost of sales		$47,170	$56,131

Gross profit		$45,855	$33,303

Expenses and other (income)
Administration expenses [1]	11	$8,335	$8,274
Project evaluation [1]		5,533	5,910
Gain on revaluation of investments	7	(3,830)	(9,456)
Stream, royalty and other interests impairments	5 (c)	8,877	2,660
Finance expense		2,107	3,503
Finance income		(315)	(756)
Foreign exchange loss		345	86
Other		527	74
Income before taxes		$24,276	$23,008

Current income tax expense	10	$2,864	$2,240
Deferred income tax expense	10	7,595	4,371
		$10,459	$6,611
Net income for the year		$13,817	$16,397

Basic earnings per share		$0.07	$0.09
Diluted earnings per share		$0.07	$0.09

Weighted average number of common shares outstanding
Basic	9 (e)	187,507,754	177,619,824
Diluted	9 (e)	196,907,840	190,220,013

[1] Equity settled stock-based compensation a (non-cash item) is included in administration expenses and project evaluation		$5,652	$5,180

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income (Loss)	Expressed in U.S. Dollars ($000s)

	Note	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income for the year		$13,817	$16,397

— OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR
Items that may subsequently be reclassified to net income:
Currency translation differences		$(23,052)	$(13,140)
Items that will not subsequently be reclassified to net income:
Gain on FVTOCI investments	7	18,212	11,709
Tax expense on FVTOCI investments		(2,346)	(50)
Other comprehensive loss for the year		$(7,186)	$(1,481)
Total comprehensive income for the year		$6,631	$14,916

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flow	Expressed in U.S. Dollars ($000s)

Cash flow from (used in):	Note	Year Ended December 31, 2020	Year Ended December 31, 2019
— OPERATING ACTIVITIES
Net income for the year		$13,817	$16,397
Items not affecting cash:
Depletion and depreciation		$33,611	$38,291
Stream, royalty and other interests impairments	5 (c)	8,877	2,660
Deferred income tax expense		7,595	4,371
Share based payments		5,652	5,180
Gain on revaluation of investments	7	(3,830)	(9,456)
Interest expense and financing amortization		1,935	3,327
Unrealized foreign exchange loss		346	68
Loss (gain) on stream and royalty interests disposal and other		335	(134)
Changes in non-cash working capital	12	(2,722)	(3,365)
		$65,616	$57,339
— INVESTING ACTIVITIES
Proceeds from disposal of investments and other		$56,381	$23,327
Acquisition of investments and other assets		(15,916)	(24,070)
Acquisition of stream, royalty and other interests	5	(3,476)	(61,288)
Investment in Hod Maden interest	6	(3,312)	(3,000)
		$33,677	$(65,031)
— FINANCING ACTIVITIES
Proceeds on exercise of warrants, options and other		$77,579	$13,064
Bank debt drawn		41,000	92,500
Bank debt repaid		(86,000)	(47,500)
Redemption of common shares (normal course issuer bid)	9 (a)	(23,524)	(46,613)
Interest paid		(1,361)	(2,702)
		$7,694	$8,749

Effect of exchange rate changes on cash and cash equivalents		$(182)	$22

Net increase in cash and cash equivalents		$106,805	$1,079
Cash and cash equivalents — beginning of the year		6,971	5,892
Cash and cash equivalents — end of the year		$113,776	$6,971

Supplemental cash flow information (Note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity	Expressed in U.S. Dollars ($000s)

		SHARE CAPITAL		RESERVES
	Note	Number	Amount	Share Options and Restricted Share Rights	Share Purchase Warrants	Retained Earnings (Deficit)	Accumulated Other Comprehensive Loss	Total
At January 1, 2019		180,881,580	$684,722	$15,748	$4,964	$(19,263)	$(102,774)	$583,397
Options exercised	9 (b)	3,181,108	10,766	(3,616)	-	-	-	7,150
Warrants exercised and expired	9 (c)	1,506,051	7,068	-	(294)	-	-	6,774
Vesting of restricted share rights		339,404	1,516	(1,516)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)		(8,680,202)	(46,521)	-	-	-	-	(46,521)
Share based payments		-	-	5,180	-	-	-	5,180
Total comprehensive income (loss)		-	-	-	-	16,397	(1,481)	14,916
At December 31, 2019		177,227,941	$657,551	$15,796	$4,670	$(2,866)	$(104,255)	$570,896
Options exercised	9 (b)	1,253,430	5,421	(1,334)	-	-	-	4,087
Warrants exercised and expired	9 (c)	21,091,325	82,105	-	(6,739)	-	-	75,366
Vesting of restricted share rights		279,567	1,212	(1,212)	-	-	-	-
Acquisition and cancellation of common shares (normal course issuer bid)	9 (a)	(4,599,020)	(23,524)	-	-	-	-	(23,524)
Share based payments		-	-	5,652	-	-	-	5,652
Share issuance costs		-	(3,035)	-	2,069	-	-	(966)
Total comprehensive income (loss)		-	-	-	-	13,817	(7,186)	6,631
At December 31, 2020		195,253,243	$719,730	$18,902	$-	$10,951	$(111,441)	$638,142

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated
Financial Statements

December 31, 2020
Expressed in U.S. dollars

1 – Nature of Operations

Sandstorm Gold Ltd. was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Sandstorm Gold Ltd. and its subsidiary entities (collectively "Sandstorm", "Sandstorm Gold" or the "Company") is a resource-based company that seeks to acquire gold and other metals purchase agreements (“Gold Streams” or “Streams”) and royalties from companies that have advanced stage development projects or operating mines. In return for making an upfront payment to acquire a Stream or royalty, Sandstorm receives the right to purchase, at a fixed price per unit or at a fixed percentage of the spot price, a percentage of a mine’s production for the life of the mine (in the case of a Stream) or a portion of the revenue generated from the mine (in the case of a royalty).

The head office, principal address and registered office of the Company are located at Suite 1400, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6.

These consolidated financial statements were authorized for issue by the Board of Directors of the Company on February 11, 2021.

2 – Summary of Significant Accounting Policies

A.	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

B.	Basis of Presentation

These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value.

The consolidated financial statements are presented in United States dollars, and all values are rounded to the nearest thousand except as otherwise indicated.

C.	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its subsidiaries (all wholly owned), Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras

Australes Holdings (BVI) Inc., Inversiones Mineras Australes S.A., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited and Mariana Turkey Limited. Subsidiaries are fully consolidated from the date the Company obtains control and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.

D.	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retrospective restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When the amount of purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the purchase price allocation is finalized, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the Consolidated Statements of Income (Loss).

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the Consolidated Statements of Income (Loss).

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, which are not held by the Company and are presented in the equity section of the Consolidated Statements of Financial Position.

E.	Investment in Associate

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies.

The Company accounts for its investments in associates using the equity method. Under the equity method, the Company’s investment in associates are initially recognized at cost when acquired and subsequently increased or decreased to recognize the Company's share of net income and losses of the associate, after any adjustments necessary to give effect to uniform accounting policies, any other movement in the associate’s reserves, and for impairment losses after the initial recognition date. The Company's share of income and losses of the associate is recognized in net income during the period. Dividends received from the associate are accounted for as a reduction in the carrying amount of the Company’s investment.

F.	Goodwill

The Company allocates goodwill arising from business combinations to each cash-generating unit or group of cash-generating units that are expected to receive the benefits from the business combination. Irrespective of any indication of impairment, the recoverable amount of the cash-generating unit or group of cash-generating units to which goodwill has been allocated is tested annually for impairment and when there is an indication that the goodwill may be impaired. Any impairment is recognized as an expense immediately. Any impairment of goodwill is not subsequently reversed.

G.	Stream, Royalty and Other Interests

Stream, royalty and other interests consist of acquired royalty and stream metal purchase agreements. These interests are recorded at cost and capitalized as tangible assets with finite lives. They are subsequently measured at cost less accumulated depletion and accumulated impairment losses, if any. Project evaluation costs that are not related to a specific agreement are expensed in the period incurred.

Stream, royalty and other interests related to producing mines are depleted using the units-of-production method over the life of the property to which the agreement relates, which is estimated using available information of proven and probable reserves and the portion of resources expected to be classified as mineral reserves at the mine corresponding to the specific interest.

On acquisition of a stream, royalty or other interest, an allocation of its cost is attributed to the exploration potential of the interest and is recorded as a non-depletable asset on the acquisition date. The value of the exploration potential is accounted for in accordance with IFRS 6, Exploration and Evaluation of Mineral Resources and is not depleted until such time as the technical feasibility and commercial viability have been established at which point the value of the asset is accounted for in accordance with IAS 16, Property, Plant and Equipment.

H.	Impairment of Stream, Royalty and Other Interests

Evaluation of the carrying values of each stream and royalty interest is undertaken when events or changes in circumstances indicate that the carrying values may not be recoverable and at each reporting period. If any indication of impairment exists, the recoverable amount is estimated to determine the extent of any impairment loss. The recoverable amount is the higher of the fair value less costs of disposal and value in use.

Fair value is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. Costs of disposal are incremental costs directly attributable to the disposal of an asset. Fair value less costs of disposal is usually estimated using a discounted cash flow approach. Estimated future cash flows are calculated using estimated production, sales prices, and a discount rate. Estimated production is determined using current reserves and the portion of resources expected to be classified as mineral reserves as well as exploration potential expected to be converted into resources. Estimated sales prices are determined by reference to an average of long-term metal price forecasts by analysts and management’s expectations. The discount rate is estimated using an average discount rate incorporating analyst views to value precious metal royalty companies. Value in use is determined as the future value of present cash flows expected to be derived from continuing use of an asset in its present form for those assets where value in use exceeds fair value less costs of disposal. If it is determined that the recoverable amount is less than the carrying value, then an impairment is recognized within net income (loss) immediately.

An assessment is made at each reporting period if there is any indication that a previous impairment loss may no longer exist or has decreased. If indications are present, the carrying amount of the stream and royalty interest is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount net of depletion that would have been determined had no impairment loss been recognized for the stream and royalty interest in previous periods.

I.	Exploration Assets

All costs incurred prior to obtaining the legal right to undertake exploration and evaluation activities on a project are expensed in the period incurred. Exploration and evaluation costs arising following the acquisition of an exploration license are capitalized on a project-by-project basis. Costs incurred include appropriate technical and administrative overheads. Exploration assets are carried at historical cost less any impairment losses recognized. Exploration and evaluation activity includes geological and geophysical studies, exploratory drilling and sampling and resource development.

Upon demonstration of the technical and commercial feasibility of a project and a development decision, any past exploration and evaluation costs related to that project are subject to an impairment test and are reclassified in accordance with IAS 16, Property Plant and Equipment.

Management assesses exploration assets for impairment at each reporting period or when facts and circumstances suggest that the carrying value of capitalized exploration costs may not be recoverable.

J.	Revenue Recognition

Revenue is comprised of revenue earned in the period from contracts with customers under each of its royalty and stream interests. The Company has determined that each unit of a commodity that is delivered to a customer under a royalty and stream interest is a performance obligation for the delivery of a good that is separate from each other unit of the commodity to be delivered under the same arrangement. In accordance with IFRS 15, the Company recognizes revenue to depict the transfer of the relevant commodity to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those commodities.

For Stream interests, revenue recognition occurs when the relevant commodity received from the stream operator is transferred by the Company to its third-party customers.

For royalty interests, revenue recognition occurs when the relevant commodity is transferred to the end customer by the operator of the royalty property. Revenue is measured at the fair value of the consideration received or receivable when management can reliably estimate the amount, pursuant to the terms of the royalty agreement. In some instances, the Company will not have access to sufficient information to make a reasonable estimate of consideration to which it expects to be entitled and, accordingly, revenue recognition is deferred until management can make a reasonable estimate. Differences between estimates and actual amounts are adjusted and recorded in the period that the actual amounts are known.

K.	Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the principal currency of the economic environment in which they operate. For the Company and its subsidiaries Sandstorm Gold (Canada) Ltd., Bridgeport Gold Inc., Inversiones Mineras Australes S.A., Inversiones Mineras Australes Holdings (BVI) Inc., Premier Royalty U.S.A. Inc., SA Targeted Investing Corp., Sandstorm Metals & Energy (Canada) Holdings Ltd., Sandstorm Metals & Energy (Canada) Ltd., Sandstorm Metals & Energy (US) Inc., Mariana Resources Limited, Mariana Turkey Limited and the Company’s Entrée Resources Ltd. associate, the functional currency is the U.S. dollar.

The functional currency of the Company’s Hod Maden interest associate is the Turkish Lira. To translate the Hod Maden interest to the presentation currency of the U.S. dollar, all assets and liabilities are translated using the exchange rate as of the reporting date and all income and expenses are translated using the average exchange rates during the period. All resulting exchange differences are recognized in other comprehensive income (loss).

Transactions in foreign currencies are initially recorded in the entity’s functional currency as the rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the closing rate as at the reporting date.

L.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables and other, short and long-term investments, loans receivable which are included in other assets, trade and other payables and bank debt. All financial instruments are initially recorded at fair value and designated as follows:

Cash and cash equivalents, trade receivables and other, and loans receivable which are included in other assets are classified as financial assets at amortized cost and trade and other payables and bank debt are classified as financial liabilities at amortized cost. Both financial assets at amortized cost and financial liabilities at amortized cost are measured at amortized cost using the effective interest method.

The company’s financial assets which are subject to credit risk include cash and cash equivalents, trade receivables and other and loans receivable which are included in other assets. Application of the expected credit loss model at the date of adoption did not have a significant impact on the Company’s financial assets because the Company determined that the expected credit losses on its financial assets were nominal. There were no material impairment losses recognized on financial assets during the years ended December 31, 2020 and December 31, 2019.

Investments in common shares are held for long-term strategic purposes and not for trading. The Company has made an irrevocable election to designate all these investments as fair value through other comprehensive income (“FVTOCI”) in order to provide a more meaningful presentation based on management’s intention, rather than reflecting changes in fair value in net income. Such investments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of other comprehensive income under the classification of gain (loss) on revaluation of investments. Cumulative gains and losses are not subsequently reclassified to profit or loss.

Investments in warrants and convertible debt instruments are classified as fair value through profit or loss (“FVTPL”). These warrants and convertible debt instruments are measured at fair value at the end of each reporting period, with any gains or losses arising on re-measurement recognized as a component of net income (loss) under the classification of gain (loss) on revaluation of investments.

Transaction costs on initial recognition of financial instruments classified as FVTPL are expensed as incurred. Transaction costs incurred on initial recognition of financial instruments classified as loans and receivables, FVTOCI and other financial liabilities are recognized at their fair value amount and offset against the related loans and receivables or capitalized when appropriate.

Financial assets are derecognized when the contractual rights to the cash flows from the asset expire. Financial liabilities are derecognized only when the Company’s obligations are discharged, cancelled or they expire. On derecognition, the difference between the carrying amount (measured at the date of derecognition) and the consideration received (including any new asset obtained less any new liability obtained) is recognized in profit or loss.

M.	Inventory

When refined gold or the applicable commodity, under the Stream agreement, is delivered to the Company, it is recorded as inventory. The amount recognized for inventory includes both the cash payment and the related depletion associated with the related Stream interest.

N.	Cash and Cash Equivalents

Cash and cash equivalents include cash on account, demand deposits and money market investments with maturities from the date of acquisition of three months or less, which are readily convertible to known amounts of cash and are subject to insignificant changes in value.

O.	Income Taxes

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used are those that are substantively enacted at the reporting date.

Deferred income taxes are provided for using the liability method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for accounting. The change in the net deferred income tax asset or liability is included in income except for deferred income tax relating to equity items which is recognized directly in equity, and relating to investments in common shares designated as FVTOCI which is recognized in other comprehensive income. The income tax effects of differences in the periods when revenue and expenses are recognized in accordance with Company accounting practices, and the periods they are recognized for income tax purposes are reflected as deferred income tax assets or liabilities. Deferred income tax assets and liabilities are measured using the substantively enacted statutory income tax rates which are expected to apply to taxable income in the years in which the assets are realized or the liabilities settled. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available for utilization.

Deferred income tax assets and liabilities are offset only if a legally enforceable right exists to offset current tax assets against liabilities and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on the same taxable entity and are intended to be settled on a net basis.

The determination of current and deferred taxes requires interpretations of tax legislation, estimates of expected timing of reversal of deferred tax assets and liabilities, and estimates of future earnings.

P.	Share Capital and Share Purchase Warrants

The proceeds from the issue of units are allocated between common shares and share purchase warrants (with an exercise price denominated in U.S. dollars) on a pro-rata basis based on relative fair values at the date of issuance. The fair value of common shares is based on the market closing price on the date the units are issued and the fair value of share purchase warrants is determined using the quoted market price or if the warrants are not traded, using the Black-Scholes Model (“BSM”) as of the date of issuance. Equity instruments issued to agents as financing costs are measured at their fair value at the date the services were provided. Upon exercise, the original consideration is reallocated from share purchase warrants reserve to issued share capital along with the associated exercise price. Original consideration associated with expired share purchase warrants is reallocated to issued share capital.

Q.	Earnings Per Share

Basic earnings per share is computed by dividing the net income available to common shareholders by the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated assuming that outstanding share options and share purchase warrants, with an average market price that exceeds the average exercise prices of the options and warrants for the year, are exercised and the proceeds are used to repurchase shares of the Company at the average market price of the common shares for the year.

R.	Share Based Payments

The Company recognizes share based compensation expense for all share purchase options and restricted share rights (“RSRs”) awarded to employees, officers and directors based on the fair values of the share purchase options and RSRs at the date of grant. The fair values of share purchase options and RSRs at the date of grant are expensed over the vesting periods of the share purchase options and RSRs, respectively, with a corresponding increase to equity. The fair value of share purchase options is determined using the BSM with market related inputs as of the date of grant. Share purchase options with graded vesting schedules are accounted for as separate grants with different vesting periods and fair values. The fair value of RSRs is the market value of the underlying shares at the date of grant. At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of any revisions to this estimate in the Consolidated Statements of Income (Loss).

The BSM requires management to estimate the expected volatility and expected term of the equity instrument, the risk-free rate of return over the term, expected dividends, and the number of equity instruments expected to ultimately vest. The Company uses its competitors market data with respect to expected volatility and expected dividend yield to the extent these factors are indicative of the Company’s future expectations. The expected term is estimated using historical exercise data, and the number of equity instruments expected to vest is estimated using historical forfeiture data.

S.	Related Party Transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

T.	Segment Reporting

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenses. The Company’s operating segments are components of the Company’s business for which discrete financial information is available and which are reviewed regularly by the Company’s Chief Executive Officer to make decisions about resources to be allocated to the segment and assess its performance.

U.	Leases

Upon lease commencement, the Company recognizes a right-of-use asset, which is initially measured at the amount of the lease liability plus any direct costs incurred, which is then amortized over the life of the lease on a straight-line basis. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease; if the implicit lease rate cannot be determined, the incremental borrowing rate is used. Payments against the lease are then offset against the lease liability. The lease liability and right-of-use asset are subsequently re-measured to reflect changes to the terms of the lease. Assets and liabilities are recognized for all leases unless the lease term is twelve months or less or the underlying asset has a low value.

3 – Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant sources of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

A.	Attributable Reserve and Resource Estimates

Stream, royalty and other interests are a significant class of assets of the Company, with a carrying value of $356.6 million at December 31, 2020 (2019 — $395.5 million). This amount represents the capitalized expenditures related to the acquisition of the stream, royalty and other interests net of accumulated depletion and any impairments. The Company estimates the reserves and resources relating to each interest. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has Stream and royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s stream, royalty and other interests and depletion charges.

The Company’s stream and royalty interests are depleted on a units-of-production basis, with estimated recoverable Reserves and Resources being used to determine the depletion rate for each of the Company’s stream and royalty interests. These calculations require determination of the amount of recoverable Resources to be converted into Reserves. Changes to depletion rates are accounted for prospectively.

B.	Investments

In the normal course of operations, the Company invests in equity interests of other entities. In such circumstances, management considers whether the facts and circumstances pertaining to each such investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company controls, jointly controls or significantly influences the investee entities requires the application of significant management judgment to consider individually and collectively such factors as:

•	The purpose and design of the investee entity.

•	The ability to exercise power, through substantive rights, over the activities of the investee entity that significantly affect its returns.

•	The size of the Company’s equity ownership and voting rights, including potential voting rights.

•	The size and dispersion of other voting interests, including the existence of voting blocks.

•	Other investments in or relationships with the investee entity including, but not limited to, current or possible board representation, royalty and/or stream investments, loans and other types of financial support, material transactions with the investee entity, interchange of managerial personnel or consulting positions.

•	Other relevant and pertinent factors.

If it is determined that the Company neither has control, joint control or significant influence over an investee entity, the Company accounts for the corresponding investment in equity interest at fair value through other comprehensive income as further described in note 2.

C.	Income Taxes

The interpretation of existing tax laws or regulations in Canada, the United States of America, Australia, Argentina, Ecuador, Turkey, Guernsey, Mexico or any of the countries in which the mining operations are located or to which shipments of gold and other metals are made requires the use of judgment. Differing interpretation of these laws or regulations could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions. To the extent there are uncertain tax provisions, the Company measures the impact of the uncertainty using the method that best predicts the resolution of the uncertainty. The judgements and estimates made to recognize and measure the effect of uncertain tax treatments are reassessed whenever circumstances change or when there is new information that affects those judgements. In addition, the recoverability of deferred income tax assets, including expected periods of reversal of temporary differences and expectations of future taxable income, are assessed by management at the end of each reporting period and adjusted, as necessary, on a prospective basis. Refer to note 10 for more information.

D.	Impairment of Assets

There is judgment required to determine whether any indication of impairment exists at the end of each reporting period for each stream, royalty and other interest and the Hod Maden interest and other investments in associates, including assessing whether there are observable indications that the asset’s value has declined during the period. Management uses judgment when assessing whether there are indicators of impairment, such as significant changes in future commodity prices, discount rates, operator reserve and resource estimates or other relevant information received from the operators that indicates production from stream and royalty interests will not likely occur or may be significantly reduced in the future. If such an indication exists, the recoverable amount of the interest is estimated in order to determine the extent of the impairment (if any). The recoverable amount is the higher of the fair value less costs of disposal and value in use. The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, and operating performance.

The recoverable amount is determined by calculating the present value of expected future cash flows. The discount rate is based on the Company’s weighted average cost of capital, adjusted for various risks. The expected future cash flows are management’s best estimates of expected future revenues and costs. Under each method, expected future revenues reflect the estimated future production for each mine at which the Company has a Stream or royalty based on detailed life of mine plans received from each of the mine operators. Included in these forecasts is the production of mineral resources that do not currently qualify for inclusion in proven and probable ore reserves where there is a high degree of confidence in its economic extraction. This is consistent with the methodology that is used to measure value beyond proven and probable reserves when determining the fair value attributable to acquired stream and royalty interests. Expected future revenues also reflect management’s estimated long term metal prices, which are determined based on current prices, forward pricing curves and forecasts of expected long-term metal prices prepared by analysts. These estimates often differ from current price levels, but are consistent with how a market participant would assess future long-term metal prices. Estimated future cash costs are established based on the terms of each Gold Stream, Stream, or royalty, as disclosed in note 15 to the financial statements.

E.	Accounting for Acquisition of Assets and Stream, Royalty and Other Interests

The Company’s business is the acquisition of Gold Streams, Streams, and royalties. Each Stream, royalty and other interest has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a Stream, royalty and other interest or a financial instrument requires the consideration of factors such as (i) the terms of the agreement; (ii) the applicability of the own use exemption under IFRS 9; (iii) whether there is a contractual commitment to repay amounts under the Stream; and (iv) the expected timing and amount of future deliveries of gold, silver and other commodities under the Stream with reference to the existing mine plan.

The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of Stream, royalty and other interests generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

F.	Functional Currency

The functional currency for each of the Company’s subsidiaries and associates is the currency of the primary economic environment in which the entity operates. Determination of functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determine the primary economic environment.

G.	COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared a global pandemic related to COVID-19. The current and future impact on global commerce is far-reaching. To date there has been significant stock market volatility, significant volatility in commodity and foreign exchange markets, restrictions on the conduct of business in many jurisdictions including the temporary suspension of mining activities and mine development, and the global movement of people and some goods has become restricted. There is significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for the commodities relating to the Company’s Streams and royalties, on the operations of its partners, on its employees and on global financial markets.

In the first quarter of 2020, the Company recorded a Stream, Royalty and Other Interests impairment of $7.9 million related to the Diavik Royalty (note 5c). There is heightened potential for further impairments or reversal of this and possibly other future impairments. In the current environment, assumptions about future commodity prices, exchange rates, and interest rates are subject to greater variability than normal, which could in future significantly affect the valuation of the Company’s assets, both financial and non-financial.

4 – Financial Instruments

A.	Capital Risk Management

The Company manages its capital such that it endeavors to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance. At December 31, 2020, the capital structure of the Company consists of $638.1 million (2019 - $570.9 million) of equity attributable to common shareholders, comprising issued share capital (note 9), accumulated reserves, retained earnings and accumulated other comprehensive loss. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the revolving credit agreement governing bank debt. The Company was in compliance with the debt covenants described in note 8 as at December 31, 2020.

B.	Fair Value Estimation

The fair value hierarchy establishes three levels to classify the inputs of valuation techniques used to measure fair value. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The three levels of the fair value hierarchy are described below:

Level 1 | Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Investments in common shares and warrants held that have direct listings on an exchange are classified as Level 1.

Level 2 | Quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability. Investments in warrants and convertible debt instruments held that are not listed on an exchange are classified as Level 2. The fair value of warrants, convertible debt instruments and related instruments are determined using a Black-Scholes model based on relevant assumptions including risk free interest rate, expected dividend yield, expected volatility and expected warrant life which are supported by observable current market conditions. The use of reasonably possible alternative assumptions would not significantly impact the Company’s results.

Level 3 | Inputs that are unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2020 and December 31, 2019.

As at December 31, 2020:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments
Convertible debt	$1,852	$-	$1,852	$-
Long-term investments
Common shares held	$28,416	$28,416	$-	$-
Warrants and other	1,143	-	1,143	-
Convertible debt	15,525	-	15,525	-
	$46,936	$28,416	$18,520	$-

As at December 31, 2019:

In $000s	Total	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Short-term investments
Convertible debt	$10,801	$-	$10,801	$-
Long-term investments
Common shares held	$52,325	$52,325	$-	$-
Warrants and other	4,623	-	4,623	-
Convertible debt	15,892	-	15,892	-
	$83,641	$52,325	$31,316	$-

The fair value of the Company's other financial instruments which include cash and cash equivalents, trade and other receivables, loans receivable which are included in other assets, and trade and other payables approximate their carrying values at December 31, 2020 and December 31, 2019 due to their short-term nature. There were no transfers between the levels of the fair value hierarchy during the years ended December 31, 2020 and December 31, 2019.

C.	Credit Risk

The Company’s credit risk is limited to cash and cash equivalents, loans receivable which are included in other assets, trade and other receivables and the Company’s investments in convertible debentures. The Company’s trade and other receivables is subject to the credit risk of the counterparties who own and operate the mines underlying Sandstorm’s royalty portfolio. In order to mitigate its exposure to credit risk, the Company closely monitors its financial assets and maintains its cash deposits in several high-quality financial institutions. The Company’s investments in convertible debentures are subject to the counterparties’ credit risk. In particular, the Company’s convertible debenture due from Americas Gold and Silver (“Americas Gold”) is subject to counterparty credit risk and the Company’s ability to realize on its security. The impact of expected credit losses on trade receivables and financial assets held at amortized cost is not material.

D.	Currency Risk

Financial instruments that impact the Company’s net income or other comprehensive income due to currency fluctuations include: cash and cash equivalents, trade and other receivables and trade and other payables denominated in Canadian dollars. Based on the Company's Canadian dollar denominated monetary assets and monetary liabilities at December 31, 2020 a 10% increase (decrease) of the value of the Canadian dollar relative to the United States dollar would not have a material impact on net income or other comprehensive income.

E.	Liquidity Risk

The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operating activities and its holding of cash and cash equivalents. As at December 31, 2020, the Company had cash and cash equivalents of $113.8 million (December 31, 2019 — $7.0 million). Sandstorm holds common shares, convertible debentures, and warrants and other of other companies with a combined fair market value as at December 31, 2020 of $46.9 million (December 31, 2019 — $83.6 million). In addition, Sandstorm also holds common shares of Entrée Resources Ltd. with a market value of $17.8 million which are classified as an investment in associate and accounted for using the equity method. The daily exchange traded volume of these shares, including the shares underlying the warrants, may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares.

F.	Other Price Risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of long-term investments are impacted by various underlying factors including commodity prices and the volatility in global markets as a result of COVID-19. Based on the Company's investments held as at December 31, 2020, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) net income by $1.4 million and other comprehensive income by $2.8 million.

5 – Stream, Royalty and Other Interests

A.	Carrying Amount

As of and for the year ended December 31, 2020:

	Cost			Accumulated Depletion
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,091	$-	$11,091	$985	$1,067	$-	$-	$2,052	$9,039
Black Fox, Canada	37,817	-	37,817	29,412	1,014	-	-	30,426	7,391
Bracemac-McLeod, Canada	21,495	-	21,495	18,099	1,485	-	-	19,584	1,911
Chapada, Brazil	69,554	-	69,554	13,968	2,914	-	-	16,882	52,672
Diavik, Canada	53,111	23	53,134	33,273	2,085	-	7,862	43,220	9,914
Fruta del Norte, Ecuador	33,259	8	33,267	34	1,256	-	-	1,290	31,977
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé, Burkina Faso	45,101	19	45,120	8,515	3,816	-	-	12,331	32,789
Hugo North Extension and Heruga, Mongolia	35,351	1	35,352	-	-	-	-	-	35,352
Karma, Burkina Faso	26,289	-	26,289	13,248	3,843	349	-	17,440	8,849
Ming, Canada	20,070	5	20,075	11,055	445	-	-	11,500	8,575
Relief Canyon, United States	26,416	25	26,441	-	2,820	87	-	2,907	23,534
Santa Elena, Mexico	23,354	-	23,354	21,610	312	10	-	21,932	1,422
Yamana silver stream, Argentina	74,252	-	74,252	15,764	10,119	-	-	25,883	48,369
Other Royalties [1]	234,474	3,445	237,919	155,956	1,948	-	1,015	158,919	79,000
Total [2]	$717,452	$3,526	$720,978	$321,919	$33,124	$446	$8,877	$364,366	$356,612

[1]	Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, HM Claim and others.
[2]	Stream, Royalty and Other Interests includes non-depletable assets of $58.4 million and depletable assets of $298.2 million.

As of and for the year ended December 31, 2019:

	COST			ACCUMULATED DEPLETION
In $000s	Opening	Net Additions (Disposals)	Ending	Opening	Depletion [1]	Depletion in Ending Inventory	Impairment	Ending	Carrying Amount
Aurizona, Brazil	$11,033	$58	$11,091	$310	$675	$-	$-	$985	$10,106
Bachelor Lake, Canada	24,029	4	24,033	23,564	469	-	-	24,033	-
Black Fox, Canada	37,799	18	37,817	28,091	1,321	-	-	29,412	8,405
Bracemac-McLeod, Canada	21,495	-	21,495	16,521	1,578	-	-	18,099	3,396
Chapada, Brazil	69,528	26	69,554	10,602	3,366	-	-	13,968	55,586
Diavik, Canada	53,111	-	53,111	23,569	7,256	-	2,448	33,273	19,838
Fruta del Norte, Ecuador	-	33,259	33,259	-	34	-	-	34	33,225
Hod Maden, Turkey	5,818	-	5,818	-	-	-	-	-	5,818
Houndé, Burkina Faso	45,036	65	45,101	4,478	4,037	-	-	8,515	36,586
Hugo North Extension and Heruga, Mongolia	35,351	-	35,351	-	-	-	-	-	35,351
Karma, Burkina Faso	26,289	-	26,289	9,873	3,375	-	-	13,248	13,041
Ming, Canada	20,070	-	20,070	9,866	1,189	-	-	11,055	9,015
Relief Canyon, United States	-	26,416	26,416	-	-	-	-	-	26,416
Santa Elena, Mexico	23,354	-	23,354	21,058	552	-	-	21,610	1,744
Yamana silver stream, Argentina	74,236	16	74,252	6,072	9,692	-	-	15,764	58,488
Other Royalties [2]	209,579	862	210,441	128,518	3,193	-	212	131,923	78,518
Total [3]	$656,728	$60,724	$717,452	$282,522	$36,737	$-	$2,660	$321,919	$395,533

[1]	Depletion during the period in the Consolidated Statements of Income (loss) of $37.8 million is comprised of depletion expense for the period of $36.7 million, and $1.1 million from depletion in ending inventory as at December 31, 2018.

[2]	Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, HM Claim and others.

[3]	Stream, Royalty and Other Interests includes non-depletable assets of $56.4 million and depletable assets of $339.1 million.

B.	Significant updates and other transactions

Fruta del Norte

On January 18, 2019, the Company acquired a 0.9% NSR royalty on precious metals produced from the Fruta del Norte gold project in Ecuador, operated by Lundin Gold Inc. The NSR royalty was acquired from a private third party for $32.8 million in cash and covers all mining concessions held by Lundin Gold Inc. on the Fruta del Norte gold project.

relief canyon

On April 3, 2019, the Company entered into a $42.5 million financing package with Americas Gold and Silver Corp. (“Americas Gold”) which included a $25 million precious metal stream and an NSR on the Relief Canyon gold project in Nevada, U.S.A. (“Relief Canyon” or the “Relief Canyon Mine”), a $10 million convertible debenture and a $7.5 million private placement.

Under the terms of the stream, Sandstorm is entitled to receive 32,022 ounces of gold over a 5.5 year period which began in the second quarter of 2020 (the “Fixed Deliveries”). After receipt of the Fixed Deliveries, the Company is entitled to purchase 4% of the gold and silver produced from the Relief Canyon Mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations. In addition, Sandstorm will also receive a 1.4%–2.8% NSR on the area surrounding the Relief Canyon mine.

Americas Gold may elect to reduce the 4.0% Stream and NSR on the Relief Canyon mine by delivering 4,000 ounces of gold to Sandstorm (the “Purchase Option”). The Purchase Option may be exercised by Americas Gold at any time and is subject to a 10% annual premium. Upon exercising the Purchase Option, the 4.0% Stream will decrease to 2.0% and the NSR will decrease to 1.0%.

C.	Impairment

During the year ended December 31, 2020:

Due to adverse diamond market conditions, partly exacerbated by the COVID-19 pandemic, the Company estimated the recoverable amount of the Diavik royalty and, during the year ended December 31, 2020, recorded an impairment charge of $7.9 million. The recoverable amount of $11.3 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. This is a level 3 measurement due to the unobservable inputs in the model. Key assumptions used in the cash flow forecast were: a mine life of approximately three years, a diamond price ranging from $55–$90 per carat and a 4% discount rate. The recoverable amount of Diavik is most sensitive to changes in diamond prices and mine life. In isolation, a 10% decrease in diamond prices would result in a reduction in the recoverable amount of approximately $1.2 million and a one year reduction in mine life would result in a reduction in the recoverable amount of approximately $3.5 million.

During the year ended December 31, 2019:

As a result of a continued decline in the price of diamonds, the Company estimated the recoverable amount of the Diavik royalty and recorded an impairment charge of $2.4 million. The recoverable amount of $19.8 million was determined using a discounted cash flow model in estimating the fair value less costs of disposal. This is a level 3 measurement due to the unobservable inputs in the model. Key assumptions used in the cash flow forecast were: a mine life of approximately 3 years, a diamond price ranging from $110–$130 per carat and a 4% discount rate.

6 – Hod Maden and Other Investments in Associates

In $000s	As at December 31, 2020	As at December 31, 2019
Hod Maden interest	$96,666	$116,585
Entrée Resources Ltd.	16,240	-
	$112,906	$116,585

A.	Hod Maden interest

The Company has a 30% net profits interest in Artmin Madencilik Sanayi ve Ticaret A.S, incorporated in Turkey which owns and operates the Hod Maden project. This interest is accounted for using the equity method and its financial results are adjusted, where appropriate, to give effect to uniform accounting policies.

The following table summarizes the changes in the carrying amount of the Company’s Hod Maden interest:

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Beginning of Year	$116,585	$127,224
Company’s share of net loss of associate	(360)	(414)
Capital investment	3,579	3,000
Currency translation adjustments	(23,138)	(13,225)
End of Year	$96,666	$116,585

Summarized financial information for the Company’s investment in this associate, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Administration expenses	$(1,387)	$(1,183)
Other (expense) income	187	(197)
Total net loss	$(1,200)	$(1,380)
Company’s share of net loss of associate	$(360)	$(414)

In $000s	As at December 31, 2020	As at December 31, 2019
Current Assets	$765	$1,747
Non-current Assets	318,710	387,620
Total Assets	$319,475	$389,367
Current Liabilities	$518	$751
Non-current Liabilities	-	-
Total Liabilities	$518	$751
Net Assets	318,957	388,616
Company’s share of net assets of associate	$95,687	$116,585
Adjustments for differences in accounting policies and other	979	-
Carrying amount of investment in associate	$96,666	$116,585

B.	Entrée Resources Ltd.

Through a series of acquisitions, spanning several years, the Company acquired 40,376,380 common shares and 1,657,317 warrants of Entrée Resources Ltd. (“Entrée”). As a result of its most recent purchases, which occurred on November 20, 2020, Sandstorm’s position in Entrée increased to over 20% on a fully diluted basis. As a result of the ownership position, the Company concluded that as at November 20, 2020, it had significant influence over Entrée and as such, the investment in associate would be accounted for under the equity method. The initial cost of the associate includes the fair value of the common shares previously held plus the cost of acquisitions in the period. As at December 31, 2020, this position represents approximately 22% of the common shares of Entrée on a non-diluted basis. The Company records its share of Entrée’s profit or loss including adjustments, where appropriate, to give effect to uniform accounting policies. Using the quoted price of Entrée’s common shares, the fair value of Sandstorm’s interest was $17.8 million as at December 31, 2020.

The following table summarizes the changes in the carrying amount of the Company’s Entrée interest:

In $000s	Year Ended December 31, 2020[1]	Year Ended December 31, 2019
Beginning of Year	$-	$-
Acquisition of investment in associate	16,339	-
Company’s share of net loss of associate	(99)	-
End of Year	$16,240	$-

[1]	Information is for the reconstructed period November 20, 2020 to December 31, 2020.

Summarized financial information for the Company’s investment in this associate, on a 100% basis and reflecting adjustments made by the Company, including fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies is as follows:

In $000s	As at December 31, 2020	As at December 31, 2019
Current Assets	$7,651	$-
Non-current Assets	152,133	-
Total Assets	$159,784	$-
Current Liabilities	$184	$-
Non-current Liabilities	84,831	-
Total Liabilities	$85,015	$-
Net Assets	74,769	-
Company’s share of net assets of associate	$16,240	$-

7 – Investments

As of and for the year ended December 31, 2020:

In $000s	Jan. 1, 2020	Additions	Disposals	Transfers	Fair Value Adjustment	Dec. 31, 2020
Short-term investments
Convertible debt instruments [1]	$10,801	$-	$(11,006)	$556	$1,501	$1,852
Total short-term investments	$10,801	$-	$(11,006)	$556	$1,501	$1,852

Non-current investments
Common shares [2]	$52,325	$11,456	$(37,238)	$(16,339)	$18,212	$28,416
Warrants and other [1]	4,623	52	(5,732)	-	2,200	1,143
Convertible debt instruments [1]	15,892	60	-	(556)	129	15,525
Total non-current investments	$72,840	$11,568	$(42,970)	$(16,895)	$20,541	$45,084
Total Investments	$83,641	$11,568	$(53,976)	$(16,339)	$22,042	$46,936

[1]	Fair value adjustment recorded within Net Income (loss) for the period.

[2]	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

During the year ended December 31, 2020, as part of the Company’s on-going efforts to monetize its non-core assets, Sandstorm disposed of common shares of other mining companies with a fair value on disposition of $37.3 million. In addition, upon meeting certain accounting criteria, the Company’s investment in Entrée Resources’ common shares, fair valued at $16.3 million, was reclassified into investment in associate (note 6b).

On June 30, 2020, Sandstorm received $10.4 million in cash from Equinox Gold Corp. (“Equinox”) as part of the final annual debenture payment. As a result, the Equinox convertible debenture has been fully repaid and no amounts under the debenture remain outstanding.

As of and for the year ended December 31, 2019:

In $000s	Jan. 1, 2019	Additions	Disposals	Transfers	Fair Value Adjustment	Dec. 31, 2019
Short-term investments
Convertible debt instruments [1]	$13,937	$725	$(14,452)	$8,541	$2,050	$10,801
Total short-term investments	$13,937	$725	$(14,452)	$8,541	$2,050	$10,801

Non-current investments
Common shares [2]	$33,139	$24,834	$(17,357)	$-	$11,709	$52,325
Warrants and other [1]	2,106	4	(27)	-	2,540	4,623
Convertible debt instruments [1]	10,998	9,279	(710)	(8,541)	4,866	15,892
Total non-current investments	$46,243	$34,117	$(18,094)	$(8,541)	$19,115	$72,840
Total Investments	$60,180	$34,842	$(32,546)	$-	$21,165	$83,641

[1]	Fair value adjustment recorded within Net Income (loss) for the period.

[2]	Fair value adjustment recorded within Other Comprehensive Income (loss) for the period.

8 – Revolving Facility and Deferred Financing Costs

In December 2019, the Company amended its revolving credit agreement, allowing the Company to borrow up to $225 million with an additional uncommitted accordion of up to $75 million, for a total facility of up to $300 million (the “Revolving Facility”). The Revolving Facility is for general corporate purposes, from a syndicate of banks including the Bank of Nova Scotia, Bank of Montreal, National Bank of Canada, Canadian Imperial Bank of Commerce and Royal Bank of Canada (the “Syndicate”). The Revolving Facility matures on December 20, 2023 and is extendable by mutual consent of Sandstorm and the Syndicate. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 1.875%–3.000% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.422%–0.675% per annum, both of which are dependent on the Company’s leverage ratio.

Under the credit agreement, the Company is required to maintain a leverage ratio of net debt divided by EBITDA (as defined in the credit facility agreement) of less than or equal to 4.00:1.00 for each fiscal quarter. The Company must also maintain an interest coverage ratio of greater than or equal to 3.00:1.00 for each fiscal quarter.

The Company is further required to maintain a tangible net worth greater than the aggregate of $136.8 million and 50% of positive net income for each fiscal quarter beginning with the fiscal quarter ended September 30, 2017. The Revolving Facility is secured against the Company’s assets, including the Company’s stream, royalty and other interests and investments.

As of December 31, 2020, the Company was in compliance with the covenants and there was no balance drawn on the Revolving Facility.

Deferred financing costs are amortized on a straight-line basis over the term of the Revolving Facility. At December 31, 2020, deferred financing costs, net of accumulated amortization, were $1.7 million (December 31, 2019 — $2.3 million).

9 – Share Capital and Reserves

A.	Authorized Share Capital

The Company is authorized to issue an unlimited number of common shares without par value.

Under the Company’s normal course issuer bid (“NCIB”), the Company is able until April 5, 2021, to purchase up to 17.2 million common shares. The NCIB provides the Company with the option to purchase its common shares from time to time.

During the year ended December 31, 2020, the Company, utilizing its previous NCIB, purchased and cancelled approximately 4.6 million common shares.

In May 2020, the Company established an at-the-market equity program (the “ATM Program”) whereby the Company is permitted to issue up to an aggregate of $140 million worth of common shares from treasury at prevailing market prices to the public through the Toronto Stock Exchange, the New York Stock Exchange or any other marketplace on which the common shares are listed, quoted or otherwise trade. The volume and timing of distributions under the ATM Program is determined at the Company’s sole discretion, subject to applicable regulatory limitations. The ATM Program is effective until May 2022, unless terminated prior to such date by the Company. The Company has not utilized or sold any shares under the ATM Program.

B.	Stock Options of the Company

The Company has an incentive stock option plan (the “Option Plan”) whereby the Company may grant share options to eligible employees, officers, directors and consultants at an exercise price, expiry date, and vesting conditions to be determined by the Board of Directors. The maximum expiry date is five years from the grant date. All options are equity settled. The Option Plan permits the issuance of options which, together with the Company's other share compensation arrangements, may not exceed 8.5% of the Company’s issued common shares as at the date of the grant.

During the year ended December 31, 2020, the Company issued 2,812,000 options with a weighted average exercise price of CAD$9.43 and a fair value of $4.0 million or $1.42 per option. The fair value of the options granted was determined using a Black-Scholes model using the following weighted average assumptions: grant date share price and exercise price of CAD$9.43, expected volatility of 30%, risk-free interest rate of 0.20%, dividend yield of 0.85%, and an expected life of 3 years. Expected volatility was determined by considering the trailing 3 year historical average share price volatility of similar companies in the same industry and business model.

A summary of the Company’s options and the changes for the year is as follows:

	Number of options	Weighted average exercise price per share (CAD) [1]
Options outstanding at December 31, 2018	9,322,641	4.58
Granted	1,427,000	8.89
Exercised	(3,181,108)	(2.99)
Options outstanding at December 31, 2019	7,568,533	6.06
Granted	2,812,000	9.43
Exercised	(1,253,430)	(4.42)
Options outstanding at December 31, 2020	9,127,103	7.33

[1]	For options exercisable in British Pounds Sterling (“GBP”), exercise price is translated to Canadian Dollars (“CAD”) using the period end exchange rate.

The weighted average share price, at the time of exercise, for those shares that were exercised during the year ended December 31, 2020 was CAD11.65 per share (2019 — CAD7.75). The weighted average remaining contractual life of the options as at December 31, 2020 was 3.41 years (2019 — 3.38 years).

A summary of the Company’s share purchase options as of December 31, 2020 is as follows:

Year of expiry	Number outstanding	Vested	Exercise price per share (range) (CAD) [1]	Weighted average exercise price per share (CAD) [1,2]
2021	699,000	699,000	4.96	4.96
2022	1,067,438	1,067,438	4.98 - 15.00	5.37
2023	3,121,665	2,078,335	5.92	5.92
2024	1,427,000	475,670	8.89	8.89
2025	2,812,000	-	9.43	-
	9,127,103	4,320,443		5.96

[1]	For options exercisable in GBP, exercise price is translated to CAD using the period end exchange rate.

[2]	Weighted average exercise price of options that are exercisable.

C.	Share Purchase Warrants

A summary of the Company’s warrants and the changes for the year is as follows:

	Number of warrants	Shares to be issued upon exercise of warrants
Warrants outstanding at December 31, 2018	22,965,400	22,965,400
Exercised	(1,506,051)	(1,506,051)
Warrants outstanding at December 31, 2019	21,459,349	21,459,349
Exercised	(21,091,325)	(21,091,325)
Expired unexercised	(368,024)	(368,024)
Warrants outstanding at December 31, 2020	-	-

The weighted-average share price, at the time of exercise, for those warrants that were exercised during the year ended December 31, 2020 was $6.88 per share (year ended December 31, 2019 — $6.98).

In April 2020, the Company completed the early warrant exercise incentive program whereby 15 million outstanding and unlisted share purchase warrants were exercised at a price of $3.35 per warrant (reduced from $3.50 per warrant), resulting in an additional $50.3 million in cash. The modification resulted in a $2.1 million increase to the fair value of the warrants, the cost of which was recorded within equity as a share issuance cost.

D.	Restricted Share Rights

The Company has a restricted share plan (the “Restricted Share Plan”) whereby the Company may grant restricted share rights (“RSRs”) to eligible employees, officers, directors and consultants at an expiry date to be determined by the Board of Directors. Each restricted share right entitles the holder to receive a common share of the Company without any further consideration. The Restricted Share Plan permits the issuance of up to a maximum of 4,500,000 restricted share rights.

During the year ended December 31, 2020, the Company granted 307,000 RSRs with a fair value of $2.3 million, a three year vesting term, and a weighted average grant date fair value of $7.39 per unit. As of December 31, 2020, the Company had 2,645,165 RSRs outstanding.

E.	Diluted Earnings Per Share

Diluted earnings per share is calculated based on the following:

In $000s (excluding per share amounts)	Year Ended December 31, 2020	Year Ended December 31, 2019
Net income for the year	$13,817	$16,397

Basic weighted average number of shares	187,507,754	177,619,824
Basic earnings per share	$0.07	$0.09

Effect of dilutive securities
Stock options	2,732,900	2,397,114
Warrants	4,318,675	8,154,232
Restricted share rights	2,348,511	2,048,843

Diluted weighted average number of common shares	196,907,840	190,220,013
Diluted earnings per share	$0.07	$0.09

The following table lists the number of potentially dilutive securities excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of CAD$10.48 during the year ended December 31, 2020 (2019 — CAD$7.72).

	Year Ended December 31, 2020	Year Ended December 31, 2019
Stock options	217,376	131,266
Restricted share rights	-	52,411

10 – Income Taxes

The income tax expense differs from the amount that would result from applying the federal and provincial income tax rate to the net income before income taxes.

These differences result from the following items:

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Income before income taxes	$24,276	$23,008
Canadian federal and provincial income tax rates	27%	27%
Income tax expense based on the above rates	$6,555	$6,212

Increase (decrease) due to:
Non-deductible expenses and permanent differences	$1,525	$1,409
Non-taxable portion of capital gain or loss	(433)	(1,209)
Withholding taxes	1,940	1,434
Change in valuation allowance and other	872	(1,235)
Income tax expense	$10,459	$6,611

The deferred tax assets and liabilities are shown below:

In $000s	As at December 31, 2020	As at December 31, 2019
Deferred Income Tax Assets
Non-capital losses	$-	$27,606
Share issue costs and other	-	1,215
Stream, royalty and other interests	-	(24,518)
Total deferred income tax assets	$-	$4,303

Deferred Income Tax Liabilities
Non-capital losses	$24,922	$-
Investments and other	(735)	-
Stream, royalty and other interests	(29,664)	(196)
Total deferred income tax liabilities	$(5,477)	$(196)
Total deferred income tax liabilities, net	$(5,477)	$4,107

Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset. Non-capital losses have been recognized as a deferred income tax asset to the extent there will be future taxable income against which the Company can utilize the benefit prior to their expiration. The Company recognized deferred tax assets in respect of tax losses as at December 31, 2020 of $92.3 million (2019 — $102.2 million) as it is probable that there will be future taxable profits to recover the deferred tax assets.

The movement in net deferred income taxes is shown below:

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Balance, beginning of the year	$4,107	$8,528
Recognized in net income (loss) for the year	(7,595)	(4,371)
Recognized in equity	357	-
Recognized in other comprehensive income (loss) for the year	(2,346)	(50)
Balance, end of year	$(5,477)	$4,107

The Company has deductible unused tax losses, for which a deferred tax asset has been recognized, expiring as follows:

In $000s	Location	Amount	Expiration
Non-capital loss carry-forwards	Canada	$92,303	2030 - 2036

The aggregate amount of deductible temporary differences associated with capital losses and other items, for which deferred income tax assets have not been recognized as at December 31, 2020 are $13.0 million (2019 — $14.3 million). No deferred tax asset is recognized in respect of these items because it is not probable that future taxable capital gains or taxable income will be available against which the Company can utilize the benefit.

11 – Administration Expenses

The administration expenses for the Company are as follows:

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Corporate administration	$2,128	$2,309
Employee benefits and salaries	2,276	2,262
Professional fees	924	785
Administration expenses before share based compensation	$5,328	$5,356
Equity settled share based compensation (a non-cash expense)	3,007	2,918
Total administration expenses	$8,335	$8,274

12 – Supplemental Cash Flow Information

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Change in non-cash working capital:
Trade receivables and other	$(553)	$(2,585)
Trade and other payables	(2,169)	(780)
Net decrease in cash	$(2,722)	$(3,365)

Significant non-cash transactions:
Common shares received in consideration of a convertible debenture payment	$-	$10,912

13 – Other Long-Term Assets

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Loan receivable	$5,001	$-
Right of use asset, net of amortization	2,651	3,138
Deferred financing costs	1,691	2,258
Other	1,600	374
Total other long-term assets	$10,943	$5,770

14 – Key Management Compensation

The remuneration of directors and those persons having authority and responsibility for planning, directing and controlling activities of the Company are as follows:

In $000s	Year Ended December 31, 2020	Year Ended December 31, 2019
Salaries and benefits	$1,561	$2,541
Share based payments	4,068	3,761
Total key management compensation expense	$5,629	$6,302

15 – Commitments and Contingencies

In connection with its commodity streams, the Company has committed to purchase the following:

Stream	% of Life of Mine Gold or Relevant Commodity [5,6,7,8,9]	Per Ounce Cash Payment: lesser of amount below and the then prevailing market price of commodity (unless otherwise noted) [1,2,3,4]
Black Fox	8%	$561
Chapada	4.2%	30% of copper spot price
Entrée	5.62% on Hugo North Extension and 4.26% on Heruga	$220
Karma	26,875 ounces over 5 years and 1.625% thereafter	20% of gold spot price
Ming	25% of the first 175,000 ounces of gold produced, and 12% thereafter	$nil
Relief Canyon	32,022 ounces over 5.5 years and 4% thereafter	Varies
Santa Elena	20%	$464
Yamana silver stream	20%	30% of silver spot price

[1]	Subject to an annual inflationary adjustment except for Ming.

[2]	For the Relief Canyon stream, after receipt of 32,022 gold ounces (the cost of which is nil), the Company is entitled to purchase 4.0% of the gold and silver produced from the Relief Canyon mine for ongoing per ounce cash payments equal to 30%–65% of the spot price of gold or silver, with the range dependent on the concession’s existing royalty obligations.

[3]	For the Entrée Gold Stream, after approximately 8.6 million ounces of gold have been produced from the joint venture property, the price increases to $500 per gold ounce.

[4]	For the Entrée silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga which the Company can purchase for the lesser of the prevailing market price and $5 per ounce of silver until 40.3 million ounces of silver have been produced from the entire joint venture property. Thereafter, the purchase price will increase to the lesser of the prevailing market price and $10 per ounce of silver.

[5]	For the Entrée Gold and silver stream, percentage of life of mine is 5.62% on Hugo North Extension and 4.26% on Heruga if the minerals produced are contained below 560 metres in depth.

[6]	For the Entrée Gold and silver stream, percentage of life of mine is 8.43% on Hugo North Extension and 6.39% on Heruga if the minerals produced are contained above 560 metres in depth.

[7]	For the Entrée copper stream, the Company has committed to purchase an amount equal to 0.42% of the copper produced from the Hugo North Extension and Heruga deposits. If the minerals produced are contained above 560 metres in depth, then the commitment increases to 0.62% for both the Hugo North Extension and Heruga deposits. Sandstorm will make ongoing per pound cash payments equal to the lesser of $0.50 and the then prevailing market price of copper, until 9.1 billion pounds of copper have been produced from the entire joint venture property. Thereafter, the ongoing per pound payments will increase to the lesser of $1.10 and the then prevailing market price of copper.

[8]	For the Chapada copper stream, the Company has committed to purchase an amount equal to 4.2% of the copper produced (up to an annual maximum of 3.9 million pounds of copper) until the mine has delivered 39 million pounds of copper to Sandstorm; then 3.0% of the copper produced until, on a cumulative basis, the mine has delivered 50 million pounds of copper to Sandstorm; then 1.5% of the copper produced thereafter, for the life of the mine.

[9]	Under the terms of the Yamana silver stream, Sandstorm has agreed to purchase an amount of silver from Cerro Moro equal to 20% of the silver produced (up to an annual maximum of 1.2 million ounces of silver), until Yamana has delivered to Sandstorm 7.0 million ounces of silver; then 9.0% of the silver produced thereafter.

Sandstorm has been informed that a third party commenced legal proceedings against it in a Brazilian court. The proceedings involve severance owed to former employees of Colossus Mineração Ltda., a Brazilian subsidiary company of Colossus Minerals Inc. (an entity with which Sandstorm entered into a Stream). Since these severance claims, estimated to be approximately $6 million, remain outstanding, the claimants are seeking to recoup their claims from Sandstorm. Sandstorm intends on defending itself as it believes the case is without merit.

16 – Segmented Information

The Company’s reportable operating segments, which are components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s Chief Executive Officer, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

For the year ended December 31, 2020:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona, Brazil	Gold	$-	$8,850	$-	$1,067	$-	$-	$7,783	$7,950
Black Fox, Canada	Gold	3,693	-	1,194	1,014	-	-	1,485	2,500
Bracemac-McLeod, Canada [1]	Various	-	2,946	-	1,485	-	-	1,461	3,234
Chapada, Brazil	Copper	9,904	-	3,021	2,914	-	-	3,969	6,883
Diavik, Canada	Diamonds	-	2,716	-	2,085	7,862	392	(7,623)	3,075
Fruta del Norte, Ecuador	Gold	-	3,302	-	1,256	-	-	2,046	1,408
Houndé, Burkina Faso	Gold	-	8,740	-	3,816	-	-	4,924	6,633
Karma, Burkina Faso	Gold	8,184	-	1,619	3,843	-	-	2,722	6,438
Ming, Canada	Gold	835	-	-	445	-	-	390	835
Relief Canyon, United States	Gold	7,096	-	-	2,820	-	-	4,276	7,096
Santa Elena, Mexico	Gold	9,749	-	2,552	312	-	-	6,885	7,100
Yamana silver stream, Argentina	Silver	19,199	-	5,660	10,119	-	-	3,420	13,540
Other Royalties [2]	Various	-	7,811	-	1,948	1,015	-	4,848	6,718
Total Segments		$58,660	$34,365	$14,046	$33,124	$8,877	$392	$36,586	$73,410

Corporate:
Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(13,868)	$(7,728)
Foreign exchange loss		-	-	-	-	-	-	(345)	-
Gain on revaluation of investments		-	-	-	-	-	-	3,830	-
Finance expense, net		-	-	-	-	-	-	(1,792)	94
Other		-	-	-	-	-	135	(135)	(160)
Total Corporate		$-	$-	$-	$-	$-	$135	$(12,310)	$(7,794)
Consolidated		$58,660	$34,365	$14,046	$33,124	$8,877	$527	$24,276	$65,616

[1]	Royalty revenue from Bracemac-McLeod consists of $1.4 million from copper and $1.5 million from zinc.

[2]	Where a stream and royalty represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, HM Claim, Triangle Zone and others. Includes royalty revenue from royalty interests located in Canada of $3.2 million, the United States of $0.6 million, Argentina of $1.1 million, Honduras of $1.0 million and other of $1.9 million. Includes royalty revenue from gold of $7.3 million and other base metals of $0.5 million.

For the year ended December 31, 2019:

In $000s	Product	Sales	Royalty revenue	Cost of sales excluding depletion	Depletion	Stream, royalty and other interests impairments	Other	Income (loss) before taxes	Cash flow from operating activities
Aurizona, Brazil	Gold	$-	$3,357	$-	$675	$-	$-	$2,682	$1,757
Bachelor Lake, Canada	Gold	8,532	-	3,000	469	-	-	5,063	5,555
Black Fox, Canada	Gold	3,858	-	1,540	1,321	-	-	997	2,318
Bracemac-McLeod, Canada [1]	Various	-	3,256	-	1,578	-	-	1,678	3,130
Chapada, Brazil	Copper	11,008	-	3,311	3,366	-	-	4,331	7,697
Diavik, Canada	Diamonds	-	5,674	-	7,256	2,448	-	(4,030)	5,924
Houndé, Burkina Faso	Gold	-	6,425	-	4,037	-	-	2,388	5,037
Karma, Burkina Faso	Gold	8,156	-	1,634	3,775	-	-	2,747	6,647
Ming, Canada	Gold	3,760	-	-	1,889	-	-	1,871	3,760
Santa Elena, Mexico	Gold	13,066	-	4,252	560	-	-	8,254	8,832
Yamana silver stream, Argentina	Silver	15,222	-	4,549	9,692	-	-	981	10,672
Other Royalties [2]	Various	-	7,120	-	3,227	212	(340)	4,021	4,684
Total Segments		$63,602	$25,832	$18,286	$37,845	$2,660	$(340)	$30,983	$66,013

Corporate:
Administration & Project evaluation expenses		$-	$-	$-	$-	$-	$-	$(14,184)	$(8,557)
Foreign exchange loss		-	-	-	-	-	-	(86)	-
Gain on revaluation of investments		-	-	-	-	-	-	9,456	-
Finance expense, net		-	-	-	-	-	-	(2,747)	373
Other		-	-	-	-	-	414	(414)	(490)
Total Corporate		$-	$-	$-	$-	$-	$414	$(7,975)	$(8,674)
Consolidated		$63,602	$25,832	$18,286	$37,845	$2,660	$74	$23,008	$57,339

[1]	Royalty revenue from Bracemac-McLeod consists of $1.2 million from copper and $2.1 million from zinc.

[2]	Where a stream and royalty interest represents less than 10% of the Company’s sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Other Royalties includes royalty revenue from Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, HM Claim, Triangle Zone and others. Includes royalty revenue from royalty interests located in Canada of $2.2 million, the United States of $1.1 million, Argentina of $1.1 million, Honduras of $1.0 million and other of $1.7 million. Includes royalty revenue from gold of $6.3 million and other base metals of $0.8 million.

Total assets as of:

In $000s	December 31, 2020	December 31, 2019
Aurizona	$11,539	$11,706
Black Fox	7,391	8,405
Bracemac-McLeod	2,142	3,915
Chapada	52,672	55,586
Diavik	10,564	21,238
Fruta del Norte	33,377	33,300
Hod Maden [1]	102,484	122,403
Houndé	33,374	37,596
Hugo North Extension and Heruga [2]	51,592	35,351
Karma	9,356	13,041
Ming	8,575	9,015
Relief Canyon	23,621	26,416
Santa Elena	1,511	1,744
Yamana silver stream	48,369	58,488
Other Royalties [3]	81,149	80,281
Total Segments	$477,716	$518,485

Corporate:
Cash and cash equivalents	113,776	6,971
Investments	46,936	83,641
Deferred income tax assets	-	4,303
Other assets	11,493	9,775
Total Corporate	$172,205	$104,690
Consolidated	$649,921	$623,175

[1]	Includes royalty interest of $5.8 million and investment in associate of $96.7 million at December 31, 2020. Includes royalty interest of $5.8 million and investment in associate of $116.6 million at December 31, 2019.

[2]	Includes royalty interest of $35.4 million and investment in associate of $16.2 million at December 31, 2020. Includes royalty interest of $35.4 million at December 31, 2019.

[3]	Where a stream and royalty interest represents less than 10% of the Company's sales, gross margin or aggregate asset book value and represents a royalty on gold, silver or other metal, the royalty interest has been summarized under Other Royalties. Includes Mt. Hamilton, Prairie Creek, Gualcamayo, Emigrant Springs, Mine Waste Solutions, San Andres, Thunder Creek, Hackett River, Lobo-Marte, Agi Dagi & Kirazli, HM Claim, Triangle Zone and others.

Non-current assets by geographical region as of:

In $000s	December 31, 2020 [1]	December 31, 2019 [1]
North America
Canada	$54,013	$68,083
USA	39,113	41,994
Mexico	4,598	1,835
South & Central America
Argentina	$62,039	$72,739
Brazil	65,075	69,057
Ecuador	31,977	33,226
French Guiana	5,160	5,160
Chile	2,460	2,460
Africa
Burkina Faso	$41,749	$49,688
South Africa	2,980	3,744
Other
Turkey	$106,402	$126,644
Mongolia	52,235	35,992
Australia	3,401	3,661
Other	4,258	3,605
Consolidated	$475,460	$517,888

[1]	Includes Stream, royalty and other interests (note 5), Investment in associate (note 6) and Other long-term assets (note 13).